As filed with the Securities and Exchange Commission on April 29, 2020	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
Under Schedule B
of the Securities Act of 1933

The State Treasury of the
Republic of Poland
(Name of Registrant)

Consul General of the Republic of Poland
233 Madison Avenue
New York, NY 10016
(Name and address of authorized agent in the United States)

It is requested that copies of notices and communications
from the Securities and Exchange Commission be sent to:

Doron Loewinger, Esq.
White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

The securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)		Amount of registration fee(2)
Debt Securities	U.S.$	4,000,000,000.00	100%	U.S.$	4,000,000,000.00	U.S.$	519,200

(1)              Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.

(2)              Pursuant to Rule 457(p) under the Securities Act of 1933, a filing fee of U.S.$498,000 has already been paid with respect to unsold securities that were previously registered pursuant to the Registration Statements under Schedule B of the Securities Act of 1933 filed by the Registrant on March 16, 2018 (No. 333-223719) and is being carried forward. The filing fee of U.S.$519,200 due for this Registration Statement is partially offset against the registration fee previously paid. An additional registration fee of U.S.$21,200 has been paid with respect to this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

The following are cross references between Schedule B of the Securities Act of 1933 and the Prospectus and the Registration Statement:

Schedule B Item	Heading in Prospectus or location in Registration Statement
1	Cover Page
2	Use of Proceeds
3	Public Debt; Tables and Supplementary Information
4	Public Debt
5	Public Finance
6	*
7	Authorized Agent in the United States
8	*
9	*
10	Plan of Distribution*
11	**
12	Validity of the Securities
13	*
14	**

*                 Information to be provided from time to time in the prospectus supplements and/or pricing supplements to be delivered in connection with any offering of debt securities.

**          Information included in Part II of this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

THE STATE TREASURY
of
THE REPUBLIC OF POLAND
Represented by
The Minister of Finance

Debt Securities

The State Treasury of the Republic of Poland may offer up to U.S.$4,000,000,000.00 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be unconditional, unsecured and general obligations of the Republic of Poland. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.

The State Treasury of the Republic of Poland will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

April 29, 2020

(i)

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the State Treasury of the Republic of Poland (known as the “State Treasury”) filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process. Under this shelf registration process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$4,000,000,000.00. This prospectus provides you with basic information about the Republic of Poland (“Poland”), and a general description of the debt securities the State Treasury may offer. Each time the State Treasury sells debt securities under this shelf registration process, it will provide a prospectus supplement that will contain updated information about Poland, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement. References herein to the prospectus are also to the relevant prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

All references to “U.S. dollars” or “U.S.$” in this prospectus are to United States dollars, all references to “złoty” or “PLN” are to Polish złoty, all references to “EUR” are to the euro, the currency of the adopting member states of the European Union (the “EU”) and all references to “CHF” are to Swiss francs. All currency conversions in this prospectus are at the National Bank of Poland’s official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, the State Treasury has converted certain amounts from złoty into U.S. dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date. The following table sets forth the złoty to U.S. dollar, the złoty to euro and the U.S. dollar to euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.

	2015	2016	2017	2018	2019
	(PLN per U.S.$)(1)
Year end	3.9011	4.1793	3.4813	3.7597	3.7977
Average for year	3.7701	3.9431	3.5482	3.6134	3.8395
	(PLN per EUR)(1)
Year end	4.2615	4.4240	4.1709	4.3000	4.2585
Average for year	4.1839	4.3625	4.2016	4.2623	4.2980
	(U.S.$per EUR)(2)
Year end	1.0859	1.0552	1.1981	1.1456	1.1227
Average for year	1.1096	1.1072	1.1841	1.1817	1.1194

(1)         Source: National Bank of Poland

(2)         Source: Federal Reserve Bank of New York

For information on the convertibility of the złoty, see “Balance of Payments and Foreign Trade—Exchange Rate Policy”.

Poland’s Government budgets on a calendar year basis and, accordingly, quarterly data represent the relevant quarters of a calendar year.

Official economic data in this prospectus may not be directly comparable with data produced by other sources. Although a range of government ministries and other public bodies, including the State Treasury, the National Bank of Poland (“NBP”) and the Central Statistical Office, produce statistics on Poland and its economy, there can be no assurance that these statistics are comparable with those compiled by other bodies, or in other countries, which may use different methodologies. You should be aware that figures relating to Poland’s Gross Domestic Product (“GDP”) and many other figures relating to Poland’s national accounts and economy cited in this prospectus have been prepared in accordance with European Union standards as implemented in Poland (the European System of National and Regional Accounts 2010 (“ESA 2010”), unless otherwise stated — see “Public Finances”) and may differ from figures prepared by other bodies, which may use a different methodology. The existence of an unofficial or unobserved economy may affect the accuracy and reliability of statistical information. You should also be aware that none of the statistical information in this prospectus has been independently verified.

Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this prospectus are estimates prepared in accordance with

(ii)

procedures customarily used in Poland for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus.

Unless otherwise stated, all references to increases or decreases in GDP, are to increases or decreases in real GDP, that is, to increases or decreases in nominal GDP adjusted to reflect the rate of inflation over the relevant period. References to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index (“CPI”), of a specific month against the index for the same month in the immediately preceding year.

This prospectus includes forward-looking statements. All statements other than statements of historical fact included in this prospectus regarding, among other things, Poland’s economy, budget, fiscal condition and policies, politics, debt or prospects may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “project”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like. Although the State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct. The State Treasury undertakes no obligation to update the forward-looking statements contained in this prospectus or any other forward-looking statement included herein.

Poland’s long-term foreign currency and local currency debt is rated by certain rating agencies. You should be aware that a credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Any adverse change in Poland’s credit rating could adversely affect the trading price of securities issued by Poland under the shelf registration process to which this prospectus relates.

You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus or any free writing prospectus that we provide to you. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any of our securities in any jurisdiction in which such offer or solicitation would be unlawful.

Poland’s internet address is http://www.poland.pl and the Ministry of Finance’s internet address is http://www.mf.gov.pl. The information contained on or accessible from our websites does not constitute a part of this prospectus and is not incorporated by reference herein.

(iii)

MIFID II PRODUCT GOVERNANCE/TARGET MARKET

The prospectus supplement in respect of any debt securities offered under this shelf registration process may include a legend entitled “MiFID II Product Governance” which will outline the target market assessment in respect of the debt securities being offered and which channels for distribution of the debt securities are appropriate. Any person subsequently offering, selling or recommending the debt securities (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to Directive 2014/65/EU (as amended, “MiFID II”) is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the target market assessment) and determining appropriate distribution channels.

A determination will be made in relation to each offering about whether, for the purpose of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”), any underwriter subscribing for any debt securities is a manufacturer in respect of such debt securities, but otherwise none of the underwriters, dealers or agents or any of their respective affiliates will be a manufacturer for the purpose of the MIFID Product Governance Rules.

(iv)

(v)

USE OF PROCEEDS

Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland’s State budget borrowing requirements or for general financing purposes. See “Public Finance”.

THE REPUBLIC OF POLAND

Overview

Poland is one of the largest countries in Central Europe with a total territory (comprising land area, internal waters and territorial sea) of 322,719 square kilometers. Situated on the Baltic Sea, Poland has a coastline of 770 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine, Belarus, Lithuania and the Russian Federation. Poland’s terrain is comprised largely of lowlands traversed by its main river, the Vistula, with lakes, rivers and marshes across the northern and central regions, and several mountain ranges, including the Tatras, in the south. Poland has more than 94,341 square kilometers of forest (approximately 30.2 percent of Poland’s total land area) and 136,350 square kilometers of arable land (approximately 43.6 percent of Poland’s total land area).

With a population of approximately 38.4 million as of June 30, 2019, Poland is also one of the most populated countries in Central Europe. Population density is estimated at approximately 123 persons per square kilometer, with approximately 60.1 percent of the population living in urban areas. Warsaw, the capital of Poland and its largest city, has an estimated population of 1.778 million. Fifteen other urban centers each have populations in excess of 200,000.

Poland is an ethnically and religiously homogeneous country. Approximately 97.1 percent of the population is ethnically Polish and approximately 98.2 percent of the population speaks Polish at home. Germans constitute the largest minority group, numbering approximately 148,000 persons, concentrated principally in Silesia. Smaller ethnic and national groups have cultural ties to neighboring states such as Belarus, Ukraine and Lithuania. It is estimated that approximately 94.0 percent of the population is Roman Catholic.

A map of Poland is set forth below:

Recent Developments

COVID-19

On March 4, 2020, the first case of COVID-19 in Poland was confirmed and since then, the number of confirmed cases in Poland has increased. Since the beginning of the outbreak in Poland, the Polish authorities have been gradually adopting new measures to combat the spread of COVID-19, including restricting travel and movement of citizens, limiting the size of gatherings, restricting the export of certain drugs and medical products, restricting most foreigners from entering Poland and implementing a mandatory quarantine period for persons arriving in Poland from abroad and/or showing symptoms of COVID-19. In March 2020, the operation of kindergartens, schools, universities and other facilities (e.g., hotels, cinemas, clubs and gyms) was suspended or restricted (e.g., restaurants, cafes, bars, large shops and shopping malls) and a significant number of employers have allowed their office employees to work remotely. On March 20, 2020, the Government declared an “epidemiological emergency” (but not a state of emergency) and has since further tightened restrictions. International passenger air and rail connections have also been suspended. Starting from April 20, 2020, the Government started softening some of the imposed restrictions, including, among others, the movement of citizens. Further softening of the restrictions is expected to be introduced gradually in the course of the next few months; however, as of the date of this prospectus, no precise schedule in this regard has been presented by the Government.

On April 16, 2020, the Government announced a plan to ease restrictions imposed in response to the COVID-19 pandemic, which consists of four stages. In the first stage, starting from April 20, 2020, the rules on the number of people in shops and workplaces are less restrictive. In the second stage, hotels, museums, theaters and libraries are expected to be opened. In addition, stores with construction equipment will be allowed to operate during weekends. The third stage involves reopening restaurants, shopping malls, hairdressers and cosmetics facilities, gradual opening of schools and the possibility of organizing small open-air sports events. In the fourth stage, reopening of cinemas, fitness clubs, and massage parlors is planned. The specific dates will depend on the further development of the pandemic.  COVID-19 has and will likely continue to have negative effects on the global economy, including the Polish economy. The adverse consequences of the COVID-19 pandemic may significantly decrease the Government’s tax revenues. It is estimated that 95% of businesses in Poland have been negatively affected by the COVID-19 outbreak and most of them have already adopted or are planning to adopt measures to counteract its effects, including by means of layoffs. The Government expects that the COVID-19 outbreak and the measures taken to combat its spread may adversely impact various sectors of the economy and therefore negatively affect Polish GDP in 2020. In March 2020, the Government, in cooperation with the National Bank of Poland and the Polish Financial Supervision Authority, announced a stimulus plan to support Poland’s economy and mitigate the economic impact of COVID-19.

The Government has decided on measures to support the economy, which will inevitably suffer from the COVID-19 crisis by introducing a series of legislative changes called the Anti-Crisis Shield. These measures include an approximately PLN 212 billion (approximately 9% of Polish GDP) package, including financial support for certain companies to partially cover employee remuneration and the suspension of mandatory social security contribution payments. This stimulus plan will be financed by the State Treasury.

The Government has stated that this stimulus plan will:

1.                                      Provide support for the labor market (mostly financed by the public sector) including: wage subsidies, subsidies for the self-employed conducting business activities without employees, an exemption for micro-entrepreneurs and self-employed workers from paying social and health insurance contributions for a period of 3 months, an extension of a special care allowance for children under 8 years of age due to school closures,

2.              Provide support for companies focused mainly on preserving their liquidity in the period of the shutdown (which is expected to be partially funded by EU funds and the central budget and partially by Bank Gospodarstwa Krajowego, a state development bank whose mission is to support the social and economic development of Poland and the public sector in the fulfilment of its tasks (“BGK”), and/or Polski Fundusz Rozwoju S.A., a state-controlled entity facilitating the development of Polish companies (the “Polish Development Fund”) in various forms, e.g. guaranties, loans and subsidies for loans,

3.                                      Include measures to strengthen the health care sector,

4.                                      Include a support package for the financial sector, valued at PLN 70 billion and primarily delivered by the National Bank of Poland, which will include a liquidity and capital supporting package, reduction of the required reserve rate, repo operations and the purchases of bonds and other operations similar to the targeted longer-term refinancing operations, and

Moreover, in addition to the PLN 212 billion package described above, an additional amount of approximately PLN 100 billion is expected to be distributed to SMEs and large enterprises via the Polish Development Fund. The amount for distribution is expected to be raised by the Polish Development Fund through issuances of bonds guaranteed by the State Treasury, most of which is to be acquired by the National Bank of Poland.

Constitution, Government and Political Parties

The Constitution and Political System

Under the Constitution adopted in 1997, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four-year term in general elections and, with respect to the Sejm only, using a system of proportional representation. The Sejm consists of 460 members and the Senate consists of 100 members. Generally, electoral rules for the Sejm stipulate that a minimum of 5.0 percent share of the popular vote must be gained by a party (8.0 percent for party coalitions) to gain seats. Under the Constitution, fascist, communist and racist political parties are banned. All legislation must be approved by the Sejm and the Senate, and signed by the President. In addition, the Sejm has the power to overrule the Senate by an absolute majority vote and to overrule the President by a 60.0 percent majority vote comprising at least half the total number of deputies. The President, with the approval of the Senate, or the Sejm, may call a referendum on matters of fundamental importance to the country.

The Constitution also establishes the independence of the NBP, Poland’s central bank, which is charged with the responsibility of maintaining the value of the national currency, the Polish złoty. The Constitution also grants the NBP the exclusive power of setting and implementing monetary policy. Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if, as a result, public debt would exceed 60.0 percent of GDP. There are also certain budget-related requirements that apply if public debt exceeds 43.0, 48.0 or 55.0 percent of GDP. See “Public Debt—Debt Management”. Moreover, since 1999, under the Constitution a budget act may not provide for the financing of the budget deficit by the NBP. These limitations are intended to safeguard the fiscal health of the economy.

Under the Constitution, the President is directly elected for a five-year term and may be re-elected only once; Presidential powers include the right to initiate legislation, to veto certain legislative acts and, in certain instances, to dissolve Parliament. The President’s power to dissolve Parliament is limited to instances where the Sejm fails to present the annual budget act for the President’s signature within four months of receipt thereof from the Government, or where the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided for in the Constitution. The President commands the armed forces, represents the State in its foreign relations, appoints judges at the request of the National Council of the Judiciary (the “NCJ”) and nominates the Prime Minister, who is subsequently approved by the Sejm by means of a vote of confidence. At the President’s request, the Sejm appoints the president of the NBP.

The Prime Minister is the head of the Council of Ministers and is responsible for forming the Government, which must then receive a vote of confidence from the Sejm. The Council of Ministers runs internal and foreign affairs of the State.

Poland is divided into 16 provinces, known as voivodships. Each voivodship is represented by a provincial governor, or voivode, appointed by the Government, who represents the Government at the voivodship level. There are also three levels of independent territorial self-government: voivodships, poviats and gminas. There are 16 voivodships at the top level (where self-governing authorities are located alongside government-appointed voivods), 314 counties as poviats and 66 cities with poviat status at the intermediate level and 2,477 basic units of locally-elected governments, known as gminas (including 66 cities with poviat status). Self-governing authorities are elected by popular vote. All of the self-governing entities are financially autonomous and independent of each other and of the Government. The Prime Minister may limit their activities only to the extent that their actions conflict with national law. The self-governing entities are financed by a share of national taxes and by their own revenues, such as local taxes and fees. The gminas are entitled under the Constitution to exercise powers that are not designated as powers of other public authorities.

Judicial authority is vested in the Supreme Court and the common courts (appellate, regional and lower courts), the administrative courts (the Primary Administrative Court and voivodship administrative courts) and the military courts. A separate Constitutional Tribunal has jurisdiction over all matters relating to constitutional issues.

Current Government and Politics

The most recent presidential election concluded on May 24, 2015 and was won by Andrzej Duda who received 51.55 percent of the votes cast in the second round of the election, and assumed office on August 6, 2015. The next presidential elections are scheduled to be held on May 10, 2020; however, due to the COVID-19 outbreak in Poland, the date of the next presidential elections is not certain.

The most recent parliamentary elections were held on October 13, 2019. Following those elections, the Law and Justice (“PiS”) and its United Right Coalition (Zjednoczona Prawica) received 43.59 percent of the votes cast, the Civic Platform (“PO”) and its Civic Coalition (Koalicja Obywatelska) (“KO”) 27.40 percent, Lewica (the Left, previously known as Sojusz Lewicy Demokratycznej (Democratic Left Alliance) 12.56 percent, the Polish People’s Party (“PSL”) and its Polish Coalition 8.55 percent and Konfederacja Wolność i Niepodległość (Confederation Liberty and Independence) (“Confederation”) 6.81 percent. The ruling PiS retained its majority in the Sejm, but lost its majority in the Senate to the opposition. With 43.59 percent of the votes cast, PiS received the highest vote share by any party since Poland returned to democracy in 1989. Since November 2019, the current Government is led by the Prime Minister, Mateusz Morawiecki, who held the position of the Prime Minister also prior these elections. The next parliamentary elections will be held in 2023.

The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by party) as of April 16, 2020:

Seats
Sejm
United Right Coalition (including PiS)	235
Civic Coalition (KO)	134
The Left	49
Polish Coalition	30
Confederation	11
Unaffiliated (German Minority)	1
Total	460

Seats
Senate
United Right Coalition (including PiS)	48
Civic Coalition (KO)	43
Polish Coalition	3
The Left	2
Unaffiliated	4
Total	100

Source: Sejm and Senate

The most recent local elections were held in November 2018, with votes spread between local committees and the main political parties. Of the two largest political parties, PiS received 34.13 percent of the national vote and 254 of 552 available seats in the regional legislatures, while PO and its Civic Coalition received 26.97 percent of the national vote and 194 seats in the regional legislatures.

The next local elections will be held in 2023 (the term of office of local officials and deputies has been extended from 4 to 5 years applying as from the term of office of local officials and deputies elected in the most recent local elections held in 2018).

Government Policies and Legislative Agenda

Reform of the Polish judicial system

During the last few years, the Government has focused on reforms in the judicial system. These reforms have reduced judicial independence from other state bodies. As a result, the European Commission initiated an official review of Poland’s commitment to European Union standards for adherence to the rule of law. Under Article 7 proceedings, initiated by the European Commission against Poland in December 2017, the European Council may rule that Poland has committed a serious and persistent breach of common EU values and decide to suspend certain rights Poland has as member of the EU, including the voting rights of the Government’s representative in the European Council, and to impose economic sanctions such as limiting Poland’s access to EU funds and subsidies. As of the date of this prospectus, Article 7 proceedings remain in progress.

One of the key features of the judicial reform was lowering the retirement age of judges of the ordinary courts and public prosecutors, and the age for early retirement of judges of the Supreme Court, to 60 years for women and 65 years for men, but granting the Minister of Justice the power to extend the period of active service of judges of the ordinary courts beyond the new retirement ages.

In its judgment C-192/18 of November 5, 2019, the EU Court of Justice stated that these reforms were contrary to EU law and brought an action for failure to fulfil obligations before the EU Court of Justice. The European Commission argued that this discretionary power awarded to a member of the executive amounted to an infringement on the principle of effective legal protection which derives from EU law. Further, the European Commission argued that the discretionary power of the Minister of Justice to extend the tenure of judges without clear criteria, timeframe, or the possibility to appeal the extension infringed the principle of judicial independence in EU law. The EU Court of Justice accepted these arguments and ruled in favor of the European Commission.

Another aspect of judicial reform in Poland was the newly created Disciplinary Chamber of the Supreme Court. In November 2019, the EU Court of Justice resolved that the Supreme Court should assess whether the Disciplinary Chamber is judicially independent from legislative and executive bodies. The Disciplinary Chamber does not satisfy the requirement of judicial independence established by EU law. According to the ruling of the EU Court of Justice, if the Disciplinary Chamber does not fulfill the criterion of independence, the Supreme Court should not apply local law provisions regarding the jurisdiction of the Disciplinary Chamber as such laws are incompatible with EU legislation, which overrides local laws. On 23 January 2020, the judges of the three joint Supreme Court’s Chambers (Labor and Social Security, Civil Law and Criminal law) ruled that the Disciplinary Chamber is not an independent court.

The European Commission has also questioned the manner of appointment of the members of the NCJ, which is a body that nominates judges to fill judicial vacancies. In the European Commission’s view, the Disciplinary Chamber is not independent due to the fact that its judges are appointed by the NCJ, which is subordinated to the lower house of the Polish parliament. On April 8, 2020, agreeing with the European Commission’s motion, the EU Court of Justice instructed Poland to immediately suspend applying local law provisions concerning the jurisdiction of the Disciplinary Chamber of the Supreme Court over disciplinary matters of judges. This interim measure ordered by the EU Court of Justice will apply throughout the period of the proceedings before the EU Court of Justice, which remain pending.

Military Modernization Program

According to the Government’s plans, military expenditures in 2020 are projected to increase up to approximately PLN 50 billion, which constitutes approximately 2.1 percent of the GDP. Approximately 80 percent of military spending in 2020 will be for activities related to external security and border protection. The largest planned modernization expenditures are investments in missile troops and artillery, combatting threats to sea trade, modernization of troops and air defense. Due to the economic impact of COVID-19, it cannot be excluded that the Government may temporarily cut military spending.

Rating considerations

Since the mid-1990s, Poland has been assessed by rating agencies including Standard & Poor’s (“S&P”), Moody’s (“Moody’s”) and Fitch (“Fitch”). Poland’s credit rating has been upgraded several times throughout the years, in line with the country’s economic growth. In April 2018, Poland’s rating outlook was raised by S&P to positive. In 2019 and 2020, S&P, Moody’s and Fitch re-affirmed their ratings. S&P’s rating for Poland announced in October 2019 was A-/A-2 for long and short term liabilities in foreign currency and A/A-1 for long and short term liabilities in the local currency. The ratings’ outlook is stable.

International Relations and Regional Arrangements

International Relations

Poland is a founding member of the United Nations, belongs to most international organizations and maintains diplomatic relations with 189 countries. In 1967, Poland joined the General Agreement on Tariffs and Trade (“GATT”) and is a member of the World Trade Organization (“WTO”), the successor to GATT. In 1986, Poland re-joined the International Bank for Reconstruction and Development (“IBRD”), known as the World Bank, and the International Monetary Fund (“IMF”), having withdrawn its original memberships in 1950. Since 1987, Poland has also been a member of the International Finance Corporation (“IFC”) and the International Development Association (“IDA”). Poland became a member of the Multilateral Investment Guarantee Agency (“MIGA”) in 1990. In addition, Poland was a founding member of the European Bank for Reconstruction and Development (“EBRD”). In 1996, Poland was accepted for full membership in the Organization for Economic Co-operation and Development (“OECD”). It became a member of the European Investment Bank (“EIB”) in 2004 following its accession to the European Union, and joined the Council of Europe Development Bank (“CEB”) in 1998. Poland is also a founding member of the Asian Infrastructure Investment Bank (“AIIB”)

On March 12, 1999, Poland became a member of the North Atlantic Treaty Organization.

Regional Arrangements

European Union Membership and Adoption of the Euro

Poland and nine other candidate countries signed the Accession Treaty with the European Union (the “Accession Treaty”) on April 16, 2003, in Athens. The Accession Treaty was ratified by all EU members and candidate countries and came into force on May 1, 2004.

Accession to the EU enabled Poland to participate in the EU legislative and decision-making process. It is also bound by EU law (i.e. EU treaties, regulations, directives and decisions including EU judicial decisions). For the purpose of European Parliamentary elections, Poland is subdivided into constituencies, in the same manner as Ireland, Italy, France, the Netherlands, Belgium and Germany.

Following the European Parliamentary elections in 2019, Poland initially had 51 members of the European Parliament, but on February 1, 2020 the number has increased to 52 following the reallocation of the United Kingdom’s seats following its withdrawal from the EU on January 31, 2020. The majority of these members belong to the Group of European Conservatives and Reformists or the Group of the European People’s Party. The next European Parliamentary elections will be held in May 2024.

As a member of the EU, Poland has to comply with the Stability and Growth Pact, which is a rule-based framework for the coordination of national fiscal policies in the economic and monetary union (“EMU”). It was established to safeguard sound public finances, an important requirement for the EMU to function properly.

No deadline has been set for euro adoption in Poland; however, it is required by the Accession Treaty. Changing the currency to the euro requires fulfilment of nominal and legal convergence criteria, e.g. participation in the Exchange Rate Mechanism (“ERM II”). The level of Poland’s real convergence with the Eurozone, i.e. in terms of GDP per capita, is lower than in the case of developed EU Member States. Although the rate of business cycles synchronization has been relatively stable in recent years, Poland’s economic structure diverges from the Eurozone. The differences in economic structure stem from a larger share of agriculture, industry and construction in the Polish GDP compared to the Eurozone. Simultaneously, the share of financial intermediation and scientific activity in the Poland’s economy is smaller than in the case of the Eurozone. In such circumstances, euro adoption may pose a threat of negative shocks affecting the Polish economy.

The EMU has undergone substantial reforms in recent years, aimed at completing its architecture and strengthening long-term stability. Due to the high level of uncertainty over its results and future economic conditions, neither target date for euro adoption nor fixed date for joining the ERM II has been set.

Like all EU member states, Poland is subject to multilateral surveillance by the EU Council and is required to prepare a convergence program on an annual basis. The Convergence Program (or Stability Program in Eurozone countries) provides for the monitoring of economic developments in each of the Member States and for the EU as a whole, as well as examining the consistency of those countries’ economic policies with recommendations set by the EU. Convergence Programs cover fiscal policy, the main assumptions underlying the economic outlook and an assessment of economic policy measures and their budgetary impact. This information is presented for the current and the previous year and includes forecasts for the next three years.

On April 28, 2020, Poland published its latest Convergence Program update. Pursuant to the European Commission’s guidelines, the content of the Convergence Program 2020 update has been limited due to the COVID-19 outbreak and it presents the results of anti-crisis measures adopted in connection with the spread of COVID-19. According to the 2020 update, the level of economic activity in Poland in the second quarter of 2020 is expected to decrease and GDP for 2020 is expected to decline by 3.4%, the first decline since the 1990s. Private consumption and investments, particularly investments other than by the Government or local governments, are expected to fall. The general weakening of the economy is expected to also affect the labor market and tax revenue. In 2020, inflation is expected to be 2.8% on average. Due to the expenses incurred in connection with combating the effects of the COVID-19 outbreak, the deficit of the general government sector is expected to increase from 0.7% of GDP in 2019 to 8.4% of GDP in 2020, while the general government debt to GDP ratio will increase from 46.0% in 2019 to 55.2% in 2020. According to the Convergence Program 2020 update, in 2021 GDP is expected to recover faster than the pace of the GDP decrease in 2020.

Inflow of EU Funds

One of the most important issues in the early years of Poland’s membership of the EU was to implement effectively projects co-financed by the EU. This is in line with the principle of European solidarity, which requires that the more affluent member states help less developed EU countries bridge the gap in their economic and social development. Poland’s EU membership resulted in a major inflow of EU funds of approximately EUR 179.5 billion between May 2004 and February 2020 (mostly from structural funds for Cohesion Policy-related initiatives and payments under the Common Agricultural Policy). Conversely, during that period Poland made approximately EUR 58.3 billion of “Own Resources” payments to the EU. The net inflow of EU resources during that period was approximately EUR 121.0 billion. The following table sets forth information relating to the inflow of EU funds into Poland for the periods indicated.

	2016	2017	2018	2019	Two months ended February 29, 2020
	(EUR millions)
Inflow of EU Funds
Cohesion Policy	5,180.6	7,077.9	11,055.5	11,399.2	1,090.8
Common Agricultural Policy	4,522.5	3,981.9	4,260.0	4,494.7	2,607.8
Other Funds	273.3	92.7	443.3	451.0	12.8
Total	9,976.4	11,152.6	15,758.9	16,284.9	3,711.4

Source: Ministry of Finance

The following table sets forth information relating to the use of EU funds for the period from May 2004 to February 2020.

(EUR millions)
Current expenditures	80,874.2
Capital expenditures	98,589.9
Total	179,464.1

Source: Ministry of Finance

The following table sets forth certain information with respect to the projected inflow of EU funds for the periods indicated. These are projections based on the current EU budget and do not reflect legal commitments on behalf of the EU to provide the funds. See “About this Prospectus” for further information with respect to forward looking statements.

	2020	2021
	(EUR millions)
Projected Future Inflows of EU Funds
Common Agricultural Policy	4,748.4	5,068.8
Cohesion Policy	10,581.3	13,116.2

Source: Ministry of Finance

The following table set forth certain information with respect to Poland’s contribution to the EU budget (i.e. “Own Resources” payments to the EU) for the periods indicated.

	2016	2017	2018	2019	Two months ended February 29, 2020
	(EUR millions)
Own Resources Payments
Payments related to Gross
National Income	3,003.4	2,024.7	2,900.7	3,180.8	929.7
Payments related to VAT	555.4	570.8	547.7	742.6	279.8
Traditional Own Resources
Payments	604.5	645.2	748.9	830.1	120.2
Rebates and corrections	330.1	316.6	269.8	296.1	85.2
Total	4,493.4	3,557.3	4,467.1	5,049.6	1,414.9

Source: Ministry of Finance

Relationship with Multilateral Financial Institutions

Poland is a member of various multilateral financial institutions, including the World Bank, the EIB, the EBRD and the IMF. As at December 31, 2019, Poland’s liabilities to multilateral financial institutions amounted to EUR 14.8 billion and accounted for 24.6 percent of the State Treasury’s total external debt.

As at December 31, 2019, the World Bank’s exposure to Poland, net of principal repayments, amounted to 7.0 billion.

As at December 31, 2019, the EIB had committed EUR 72.9 billion to Polish borrowers, of which more than EUR 56.6 billion had already been disbursed. As at December 31, 2020, the EIB’s exposure to Polish borrowers, net of principal repayments, amounted to EUR 32.6 billion.

In the second half of 2015, the European Fund for Strategic Investments (“EFSI”) was launched jointly by the EIB Group and the European Commission to drive investment in infrastructure and innovation projects across the EU as well as to help finance small- and medium-sized enterprises and mid-cap companies (“SME”). Poland is implementing the Plan and has obtained financing for several projects under the EFSI.

As at December 31, 2019, 59 projects were approved under the infrastructure and innovation window in Poland, totaling EUR 3.7 billion in financing and mobilizing total investments relating to the EFSI up to EUR 16.4 billion.

In addition, for SME financing, 13 agreements were concluded with financial intermediaries (banks, investment funds) in Poland, totaling EUR 0.21 billion in financing. Since the beginning of its operations in Poland, the EBRD has invested over EUR 10.3 billion in nearly 431 projects in various sectors of the country’s economy - corporate, financial institutions, infrastructure and energy (as of December 2019). Most of the EBRD’s investments, approximately EUR 9.3 billion, were granted to the private sector. The value of the EBRD’s current portfolio projects in Poland is nearly EUR 3 billion.

Poland is a member of the IMF’s Special Data Dissemination System and complies with applicable practices and standards in publicly disseminating economic and financial data. Currently, the IMF performs standard Article IV consultations with Poland on a 12-month cycle.

The latest Article IV consultation with Poland was concluded by the Executive Board of the IMF on January 18, 2019. The consultation notes the Polish economy’s strong and sustained expansion, low imbalances and improved social outcomes. Poland’s economic growth benefited from a rebound in Eurozone activity, an increase in EU transfer and new large social benefit programs. Amid historically low unemployment, potential output expanded with the influx of foreign workers, which helped to dampen inflation pressures. According to the IMF report, adherence to sound policy frameworks has gradually lowered fiscal and external vulnerabilities and safeguarded financial stability, helping to cement investor confidence and insulate Polish financial markets from the turbulence that affected several emerging economies during the first half of 2018. According to the IMF report, the level of reserves is adequate and the external position is in line with medium-term fundamentals and desirable policies.

Since 1988, Poland has been a member and contributor to the IDA, which grants preferential long-term loans to the world’s poorest countries. As at January 31, 2020, Poland’s contribution to the IDA amounted to SDR 40.4 million and EUR 17.3 million, of which SDR 37.8 million and EUR 4.7 million has already been paid. Poland also participates in the IDA’s Multilateral Debt Relief Initiative. As at January 31, 2020, Poland had committed PLN 37.0 million and paid PLN 10.7 million.

Although Poland is not a member of the Nordic Investment Bank (“NIB”), it has access to NIB financing. As at December 31, 2019, loans granted to local governments and private sector entities in Poland by the NIB amounted to approximately EUR 396.2 million. In June 2016, Poland became a founding member of the Asian Infrastructure Investment Bank (“AIIB”). Poland is currently not borrowing from the AIIB.

Poland has been a member of the CEB since 1998. As at December 31, 2019, the CEB approved EUR 340 million in new loans to Poland, of which EUR 350 million had been disbursed and CEB’s exposure to the State Treasury amounted to EUR 211.75 million.

Poland is a founding member state of the Three Seas Initiative, a forum of regional dialogue and economic cooperation for twelve Central and Eastern Europe countries located in the area surrounded by three seas of the region: the Adriatic, Baltic and the Black Sea. The first Three Seas Business Forum meeting resulted in the signing of a letter of intent to establish the Three Seas Investment Fund (“3SIIF”). It was initially formed by two institutions from Poland and Romania (BGK and EximBank, respectively) that contributed over EUR 500 million, which was to be increased up to EUR 4-5 billion in the future. It was designed as a commercial financial instrument supporting infrastructure projects in the transport, energy and digitalization sectors in Central and Eastern Europe

Major International Treaties

Since joining the EU, Poland’s trade policy has been in accordance with the rules of the EU Treaty. The EU has a customs union among EU member states and a common trade policy in relation to non-EU countries which involves, among other things, a common customs tariff, a common import and export regime and the undertaking of uniform trade liberalization measures as well as trade defense instruments. Poland is a party to all trade agreements concluded by the EU with other countries.

The Accession Treaty, together with the Treaty on the European Union and the Treaty on the Functioning of the European Union, constitute the legal base regulating, inter alia, economic, trade, service, capital and human resource flows, investment support and protection.

In June 2017, Poland signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”) and expects to ratify the MLI by late 2020. The MLI offers solutions for governments to close the gaps in existing international tax rules by transposing results from the OECD/G20 BEPS Project into bilateral tax treaties worldwide. The MLI modifies the application of thousands of bilateral tax treaties concluded to eliminate double taxation.

THE ECONOMY

With over 38.3 million inhabitants, Poland is the most populous member of the EU among all the countries of Central and Eastern Europe (and the fifth in the EU as a whole). The Polish economy’s strengths include: the private debt of non-financial enterprises and households is relatively low; the currency regime is flexible; Poland’s exports and economy do not depend on a single sector; and the domestic market is broad. The banking sector remains well-capitalized, liquid and profitable, and the country’s macroeconomic policy is geared towards maintaining long-term high, sustainable growth. Since joining the EU in 2004, Poland has benefited significantly from EU structural funds, allowing the government to invest steadily in infrastructural and social development. Adjustments to the EU standards have supported the country’s modernisation. The service sector comprises the largest component of the Polish economy (65 percent), followed by the industry and construction sectors (33 percent) and agriculture (2 percent).

Strong macroeconomic fundamentals and policy framework, large and diversified domestic demand and flexible fiscal policy made Poland the only EU country to avoid recession during the post-2007 global economic and financial crisis, growing by 50 percent between 2008 and 2019, with an average annual GDP growth of approximately 3.5 percent. Today, Poland is the sixth-largest economy in the EU, with a buoyant private sector, internationally competitive export-oriented companies, as well as well-educated and skilled human capital.

Poland’s monetary policy mandate is laid out in the Constitution and the Act on the National Bank of Poland (“NBP Act”). The NBP is responsible for the implementation of monetary policy, the basic objective of which is to maintain price stability while supporting the government’s economic policy, insofar as this does not constrain the pursuit of the basic objective of NBP. For over 20 years, the Monetary Policy Council (an independent decision-making body of the NBP) (“MPC”) has been conducting monetary policy with an inflation targeting strategy. In 2004, the MPC adopted an inflation target of 2.5 percent with a symmetrical tolerance band for deviations of ±1 percent. The main principles of the NBP’s monetary policy strategy, including the inflation target level, its medium-term nature and floating exchange rate regime, have not changed since.

Between 2004 and 2019, the average consumer price index (“CPI”) in Poland was 2 percent, which was in line with the NBP’s inflation target, while the average level of core inflation (CPI excluding food and energy) stood at 1.3 percent. The following table illustrates certain macroeconomic statistics for specific years:

	2004	2008	2017	2018	2019
	(Current prices, Purchasing Power Standards (“PPS” per capita)
GDP per capita	11,290	14,470	20,750	21,770	N/A
	( % of GDP)
Private consumption	64.2	61.8	58.3	58.1	57.3
Public consumption	18.3	18.6	17.7	17.8	17.9
Investment	18.3	23.1	17.5	18.2	18.6
Export	34.3	37.9	54.3	55.5	55.8
Import	36.9	42.9	50.2	52.0	50.5
Value added:
Industry	22.6	21.9	22.3	21.9	21.9
Construction	6.4	7.2	6.2	6.7	6.8
Trade; repair of motor vehicles	16.4	15.9	15.4	15.4	15.4
	(total=100)
Structure of employment (LFS(1), 15 years and over):
Agriculture	18.2	14.3	10.2	9.6	9.1
Industry and Construction	28.9	32.5	31.5	31.7	32.0
Services	52.7	54.4	57.9	58.3	58.4
	( %)
Participation rate (LFS(1), 15 and over)	54.4	54.2	56.4	56.3	56.2
Employment rate (LFS(1), 20-64 years)	57.0	65.0	70.9	72.2	73.0
Unemployment rate (LFS(1), 15-74 years)	19.1	7.1	4.9	3.9	3.3
Labor productivity per person (EU27=100(2))	—	62.5	74.9	76.8	N/A
CPI	3.5	4.2	2.0	1.6	2.3
Core inflation	1.7	2.3	0.7	0.7	2.0
	(EUR million)
Official reserve assets	26,967	44,139	94,550	102,268	114,511

	2004	2008	2017	2018	2019
	(Current prices, Purchasing Power Standards (“PPS” per capita)
	( % of GDP)
International investment position	(45.1)	(46.8)	(62.4)	(55.3)	(50.5)
CAB	(5.5)	(6.7)	0.1	(1.0)	0.5
Credit to the non-financial sector:
Non-financial enterprises	12.5	16.9	15.8	15.9	15.3
Households	11.8	28.7	33.3	33.3	33.0

Source: Eurostat, NBP, Statistics Poland, own calculations

Notice: data on the labor market are not entirely comparable because of changes in methodology

(1)         LFS — Labor Force Survey.

(2)         EU27 from February 2020 (without the UK)

Economic Performance

Poland had a solid economic performance in 2019 with GDP growth of 4.1 percent, (a slight decrease compared to growth of around 5 percent. in 2017 and 2018). Domestic demand was the main growth source. Household consumption contributed to GDP growth due to favorable labor market conditions, strong consumer confidence and new social benefit programs. Household consumption increased by 3.9 percent in 2019, compared to 4.2 percent in 2018. This decrease was primarily attributable to an increase in the household savings rate. Investments increased by 7.2 percent in 2019. In contrast to 2018, investments outside the general government sector played a dominant role as a driver of investment growth. The contribution of net exports was positive, but export growth slowed as a result of weaker external demand.

Inflation rose gradually during 2019. The delayed effects of high economic growth and wage pressure resulted in higher core inflation (CPI excluding food and energy), mainly due to the faster growth of services prices. Supply factors were the main reason for a significant increase in food prices in the second half of 2019. In contrast, energy price inflation declined, turning negative in the last six months of 2019 due to base effects and low global oil prices. As a result, overall CPI inflation amounted to 2.3 percent on average in 2019 compared with 1.6 percent a year earlier. In the first quarter of 2020, the inflation rate in Poland increased to 4.5 percent. Main upward pressure came from housing, water, electricity, gas and other fuels (7.5 percent in March 2020 vs. 2.0 percent in December 2019), food and non-alcoholic beverages (8.0 percent vs. 6.9 percent), and alcoholic beverages and tobacco (4.3 percent vs. 1.6 percent).

The current account balance was positive and amounted to 0.5 percent of GDP in 2019. This was mainly a consequence of an improvement in the balance of goods (0.5 percent of GDP). The main negative impact on current account balance was still the primary income component (-4.4 percent of GDP), mainly foreign direct investors’ income. According to preliminary data, the current account surplus increased to 0.8% of GDP in February 2020 (in 12-month terms).

The MPC kept the NBP’s interest rates unchanged from March 2015 to March 2020 with the reference rate of 1.50 percent. However, on, March 17 and April 8, 2020 respectively, the MPC lowered the reference rate to, 1.00 percent and 0.50 percent respectively, to protect the economy from the negative impact of COVID-19. In addition, the MPC lowered the lombard rate to 1.50 and 1.00 percent respectively and the rediscount rate to 1.05 and 0.55 percent respectively. The NBP also introduced measures to provide liquidity, allow the banking system to continue functioning normally and support the financial markets. In March 2020, the NBP announced the first Polish quantitative easing program, aimed at purchasing government bonds in the secondary market, which in April 2020 was extended to all State securities and State-guaranteed debt securities. This program aims to increase liquidity in the secondary markets and strengthen monetary policy. As of the date of this prospectus, the NBP has carried out four operations of buying securities issued by the State Treasury on the secondary market (purchases occurred on March 19, March 23, March 26 and April 16, 2020) of a total face value of PLN 49.6 billion. As a result, the NBP supplied banks with an additional amount of approximately PLN 55 billion. The NBP may purchase the State Treasury securities and Government guaranteed debt securities on the secondary market as a part of its structural operations. These operations are aimed at changing the long-term liquidity structure in the banking sector, ensuring the liquidity in the secondary markets for the purchased securities and enhancing the impact of the NBP interest rate cuts on the economy, i.e., strengthening the monetary policy transmission mechanism.

There is no maximum planned volume set for the program of purchasing the State Treasury debt. The timing and scale of these operations depend on the market conditions and the NBP’s assessment of their market impact.

The following table sets out certain macroeconomic statistics for the five years ended 2019:

	2015	2016	2017	2018	2019
	(Real growth, %)
GDP	3.8	3.1	4.9	5.3	4.1
Total consumption	2.8	3.5	4.1	4.3	4.1
Private consumption	3.0	3.9	4.5	4.5	3.8
Investment	6.1	(8.2)	4.0	9.4	7.2
	(Contribution to GDP growth, percentage points)
Domestic demand	3.2	2.3	4.6	5.3	2.9
Net export	0.6	0.8	0.3	0.0	1.2
	(%)
Employment growth (LFS(1), 15 years and over)	1.4	0.7	1.4	0.4	(0.1)
Unemployment rate (LFS(1), 15-74 years)	7.5	6.2	4.9	3.9	3.3
CPI	(0.9)	(0.6)	2.0	1.6	2.3
NBP reference rate (end of the period)	1.50	1.50	1.50	1.50	1.50
	(% of GDP)
CAB	(0.6)	(0.5)	0.1	(1.0)	0.5

Source: Statistics Poland, NBP, Eurostat, Ministry of Finance

(1) LFS — Labor Force Survey.

The following table illustrates the composition of GDP (as a percentage of total GDP) by sectors for the periods indicated:

	2015	2016	2017	2018	2019
	(%)
Sectors
Agriculture, forestry and fishing	2.2	2.4	2.1	2.1	2.0
Industry	23.2	23.4	23.9	21.9	22.0
Construction	7.1	6.2	6.5	6.7	6.8
Trade; repair of motor vehicles	15.7	15.5	15.7	15.4	15.5
Transport	5.7	5.7	6.0	6.2	6.6
Accommodation and catering	1.0	1.0	1.0	1.1	1.1
Information and communication	3.6	3.7	3.4	3.8	3.6
Financial and insurance activities	3.6	3.9	3.6	3.7	3.7
Real estate activities	4.4	4.6	4.5	4.2	4.2
Professional, scientific and technical activities and Administrative and support service activities	7.2	7.0	7.9	7.7	7.7
Public administration and defense; compulsory social security; Education; Human health and social work activities	13.1	13.1	12.5	12.7	12.6
Arts, entertainment and recreation; other service activities; activities of household and extra-territorial organizations and bodies	2.0	2.1	2.0	2.0	1.9
Gross value added	88.7	88.4	88.0	87.5	87.8
Taxes on products less subsidies on products	11.3	11.6	12.0	12.5	12.2
Gross Domestic Product	100.0	100.0	100.0	100.0	100.0

Source:  Statistics Poland.

Risks to the Polish Economy

The major risk factors for GDP growth in Poland are associated with the situation in the external environment, particularly with the Eurozone’s economic performance. Poland’s strong trade and financial links with the Eurozone, including through participation in German supply chains, make it susceptible to shocks emanating from major trade partners. The further weakening of the growth rate of the Eurozone may adversely impact Polish exports and investment and ultimately adversely affect economic growth in Poland. In the short term, downside risks from the external environment come mainly from elevated geopolitical tensions and protectionist policies. Uncertainties about the macroeconomic policies pursued in major countries outside Europe add to these factors. Additionally, the recent outbreak of COVID-19 and the measures taken to combat its spread has adversely affected and may continue to adversely affect the economic performance of the Eurozone and Poland. See “Recent Developments—COVID-19”.

Supervision of companies with State Treasury shareholdings

The key element of the reform of the exercise of ownership rights of the Treasury is the Law of December 16, 2016, in force since January 1, 2017, on the rules of state property management, along with the implementing provisions, which implemented the system changes in managing state property.

In line with the new state property management system, the Prime Minister coordinates the ownership policy implemented with respect to companies with Treasury shareholdings. Ownership rights with respect to those companies are exercised by ministers, government plenipotentiaries or state legal persons, according to rights conferred upon them by the Prime Minister.

The ownership supervision standards applicable to both the selection of Treasury representatives and formulation of expectations of Treasury representatives were raised. The role of the supervisory board in the current activities of the company was enhanced, which improved the transparency of the distribution of company funds with special oversight of representation, marketing and consulting expenses.

A new model of selling shares of the Treasury and state legal persons was introduced, direct privatization was abandoned, and the model of selling shares of the Treasury was based on market standards.

A group of 30 companies of particular importance for the economy was selected, in which the exercise of rights of the Treasury is subject to the Prime Minister’s close scrutiny. The selection of companies was made taking into account (i) the company’s size, measured by its assets, number of employees and turnover; (ii) the industry in which the company operates, with special emphasis on energy, fuel, gas, transport, media, banking, insurance, raw materials and state security; and (iii) the significance of the company’s market share in the sector or industry or the national economy.

Analysis of the entities in which the State Treasury has a stake, taking into account the above criteria, led to the selection of a group of companies whose operations have a direct impact on the economic sphere in Poland, ensuring an appropriate level of national security.

The Treasury property also generates regular income for the state budget, such as dividend and income payments, which by the end of November 2019 exceeded PLN 3.4 billion. This income is stable despite large investment by the Treasury, which will continue to improve them and will increase future profits.

Labor Market

The overall situation of the labor market in 2019 remained positive. According to Eurostat, the unemployment rate (seasonally unadjusted data) was 3.2 percent as of December 2019, which is one of the lowest rates in the EU. Labor demand and participation rate decreased, but nominal wages continued to grow at a similar rate as in 2018. Workers from outside of the EU, particularly from Ukraine, play an important role in the labor market.

In the fourth quarter of 2019, the number of employed persons in Poland was 16.5 million. Thirty-two percent of the workforce was employed in the industrial sector and 58.2 percent was employed in services. A substantial share of the workforce is still employed in the agricultural sector (9.1 percent).

The registered unemployment rate at the end of December 2019 was 5.2 percent, down from 5.8 percent at the end of December 2018. The latest available data on the registered unemployment rate relate to February 2020, when the rate was 5.5% (a decrease by 0.6 percentage points compared to February 2019).

As of December 31, 2019, young people (aged 18 to 24) constituted 12.3 percent of the registered unemployed, approximately 26.5 percent of all registered unemployed were persons with only primary education or less and 38.0 percent of the registered unemployed had been without a job for more than one year.

The following table shows the employment rate by gender in Poland in the periods indicated:

	Employment rate
	Total	Male	Female
	(%)
2016
Q1	52.1	60.0	44.9
Q2	52.7	60.6	45.5
Q3	53.0	61.3	45.4
Q4	53.2	61.6	45.5
2017
Q1	53.2	61.3	45.8
Q2	53.9	61.9	46.6
Q3	54.0	62.7	46.1
Q4	53.7	62.2	45.8
2018
Q1	53.7	61.8	46.2
Q2	54.4	62.5	47.1
Q3	54.6	62.9	47.1
Q4	54.0	62.6	46.1
2019
Q1	53.7	62.2	45.9
Q2	54.4	62.8	46.8
Q3	54.9	63.7	46.9
Q4	54.4	63.5	46.1

Source: Statistics Poland’s Labor Force Survey

The following table shows employment by age in Poland in 2018 and the second quarter of 2019:

	Employment rate
	Total		Male		Female
	(%)
	2018	Q2,2019	2018	Q2,2019	2018	Q2,2019
Total	54.2	54.4	62.4	62.8	46.6	46.8
15 – 17 years	1.1	1.3	1.2	1.2	1.0	1.3
18 – 19 years	10.3	9.5	11.1	11.9	9.5	6.9
20 – 24 years	53.5	54.9	60.2	60.3	46.5	49.2
25 – 29 years	79.3	79.8	88.0	88.7	70.2	70.4
30 – 34 years	81.9	82.9	90.6	91.8	72.8	73.6
35 – 39 years	84.0	83.2	91.2	91.7	76.6	74.3
40 – 44 years	86.1	87.0	90.3	91.5	81.7	82.4
45 – 49 years	83.9	85.2	86.3	87.7	81.4	82.7
50 – 54 years	77.9	80.1	79.7	81.7	76.1	78.7
55 – 59 years	65.8	67.0	72.0	72.4	60.1	62.0
60 – 64 years	33.7	33.7	48.5	49.7	20.7	19.7
65 years and more	5.4	5.4	8.8	8.4	3.2	3.4
60 years and more	13.7	13.5	21.8	21.6	7.9	7.7
In the age:
15 – 64 years	67.4	68.2	74.0	75.0	60.8	61.4
20 – 64 years	72.2	73.1	79.4	80.5	65.0	65.7
55 – 64 years	48.9	49.2	59.8	60.4	39.1	39.1
Pre - working	1.1	1.3	1.2	1.2	1.0	1.3
Working(1)	73.6	74.6	77.3	78.3	69.4	70.3
Mobile	74.8	75.4	81.5	82.4	67.9	68.2
Non - mobile	71.5	73.1	71.0	72.3	72.1	74.2
Post – working(2)	8.2	7.9	8.8	8.4	7.9	7.7

Source: Statistics Poland

(1)    Women aged 18 – 59, men aged 18 – 64.

(2)    Women aged 60 and older, men aged 65 and older.

The following table shows the registered unemployment rate in Poland for the periods indicated:

	2015	2016	2017	2018	2019
	(%)
Registered unemployment rate	9.7	8.2	6.6	5.8	5.2

Source: Statistics Poland Labor Force Survey

Citizens of Ukraine are the largest group of foreigners working in Poland.

In 2018, the number of work permits issued for Ukrainian citizens amounted to 238,334 (72 percent of total work permits issued). It indicates an increase by 24 percent to the previous year. In 2018 district labor offices registered 1,446,304 employer’s declarations on entrusting work to a foreigner for Ukrainian citizens (91 percent of all registered declarations in that year) and 133,029 seasonal work permits (almost 99 percent of all seasonal work permits in that year).

In terms of the above mentioned short-term employment, data for 2018 is not comparable with the previous years, because at the beginning of 2018 new regulations in this area had been introduced, including implementing a new instrument - seasonal work permit.

In 2019 the number of work permits issued for the citizens of Ukraine amounted to 330,495 which meant an increase by 39 percent in comparison to the previous year. At the same time in 2019 the number of registered employers’ declarations on entrusting work to a foreigner for Ukrainians was 1,475,923 which meant an increase of 2 percent in comparison to the previous year.

In 2019, the number of seasonal work permits issued for the citizens of Ukraine amounted to 129,683. While recent statistics indicate continuous increase in the number of foreigners working in Poland, the participation rate of foreigners in Poland’s labor market is still rather low in comparison with other EU countries, although it affects local economies in some regions. Also, Poland became a leader among the EU countries in issuing first residence permits for the purpose of work. The employment of foreigners in Poland is complementary to the resources of the national labor force. Labor migration fills shortages especially within simple jobs, although there is a visible increase in demand for highly qualified employees too.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

In recent years, the Polish economy has not recorded external imbalances. Its current account balance, positive or negative, does not exceed 1 percent of GDP.

Since September 30, 2014, Poland has prepared balance of payments and international investment position data according to the guidelines outlined in the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”). Historical data starting from 2004 was recompiled according to the BPM6.

In 2019, Poland’s current account balance was positive and amounted to EUR 2,477 million, compared to a deficit of EUR 5,046 million in 2018 and of EUR 290 million in 2017. In 2019, the balance of trade in goods was positive and amounted to EUR 2,415 million compared to EUR 4,782 million in 2018 and EUR 1,426 million in 2017. In 2019, the balance of trade in goods improved as a result of faster growth in exports than in imports. In 2019, the value of exports increased by 6.2 percent, and the value of imports increased by 2.8 percent, compared with the corresponding period in 2018. During 2018, the value of exports and imports increased by 7.4 percent and by 10.6 percent, respectively, compared to 2017. Trade in goods was in recent years the most important driver of current account improvement. Trade with European Union countries (Eurozone mainly) constitutes the largest part of Polish exports and imports. Both exports and imports are diversified in the case of type of goods traded, intermediate and consumer goods are the largest.

Direct investments are presented in the balance of payments according to the assets and liabilities principle. In 2019, inflows of capital in the amount of EUR 13,355 million were observed in the balance of payments. During 2019, the surplus in the balance of direct investment resulted from a positive balance of transactions involving equity and investment fund shares amounting to EUR 12,835 million. The balance of debt instruments was also positive, amounting to EUR 520 million.

The following table sets out Poland’s balance of payments and related statistics for the periods indicated:

	2015	2016	2017	2018	2019
	(EUR millions)
Current Account	(2,375)	(2,245)	290	(5,046)	2,477
Balance on Goods	2,213	2,935	1,426	(4,782)	2,415
Goods: exports f.o.b.	172,124	177,448	201,890	216,880	230,369
Goods: imports f.o.b.	169,911	174,513	200,464	221,662	227,954
Balance on Services	10,911	13,963	17,956	21,652	25,174
Services: Credit	40,656	44,934	51,866	58,763	64,280
Services: Debit	29,745	30,971	33,910	37,111	39,106
Balance on Primary Income	(14,653)	(17,717)	(18,955)	(20,493)	(23,296)
Primary income: Credit	11,345	11,132	11,723	12,294	11,740
Primary income: Debit	25,998	28,849	30,678	32,787	35,036
Balance on Secondary Income	(846)	(1,426)	(137)	(1,423)	(1,816)
Secondary Income: Credit	5,808	5,483	6,057	5,657	5,843
Secondary Income: Debit	6,654	6,909	6,194	7,080	7,659
Capital Account	10,158	4,457	5,891	10,423	10,586
Capital account: Credit	10,788	5,171	6,362	11,785	11,579
Capital account: Debit	630	714	471	1,362	993
Financial Account	603	1,347	(2,360)	1,684	8,872
Direct investment assets	4,388	12,813	3,431	1,592	3,388
Direct investment liabilities	13,530	16,639	10,182	14,016	13,355
Portfolio investment assets	9,961	(5,536)	1,194	392	(282)
Equity securities	9,033	(5,777)	155	(1,189)	(688)
Debt securities	928	241	1,039	1,581	406
Portfolio investment liabilities	7,091	(2,189)	5,413	(3,310)	(11,322)
Equity securities	3,744	(2,459)	1,221	713	4
Debt securities	3,347	270	4,192	(4,023)	(11,326)
Other investment assets	4,600	2,487	5,726	5,190	1,526
Monetary authorities	0	227	(230)	0	(3)
Central and local government	34	220	16	1,081	770
MFI (excluding Central Bank)	30	298	444	2,922	(742)
Other sectors	4,536	1,742	5,496	1,187	1,501
Other investment liabilities	(2,213)	14,572	(11,031)	(112)	1,921

	2015	2016	2017	2018	2019
	(EUR millions)
Monetary authorities	(72)	15,082	(10,157)	1,865	1,544
Central and local government	(17)	(70)	(650)	(911)	(769)
MFI (excluding Central Bank)	(1,742)	(1,874)	(2,341)	(3,094)	(3,247)
Other sectors	(382)	1,434	2,117	2,028	4,393
Financial derivatives	(879)	175	(1,004)	(1,124)	(1,016)
Official Reserve Assets	941	20,430	(7,143)	6,228	9,210
Net errors and omissions	(7,180)	(865)	(8,541)	(3,693)	(4,191)

Source: NBP

Foreign Direct Investment (“FDI”)

FDI comprises transactions on shares in direct investment entities (including purchases of such shares), reinvestment of earnings and a balance of transactions on debt instruments.

The inflow of FDI to Poland is based on data reported by companies and by banks. Annual figures on FDI are set according to the OECD Benchmark Definition of Foreign Direct Investment, 4th edition. The following table sets out the inflow of FDI to Poland for the periods indicated:

	Components of FDI inflow
	Equity	Reinvestment of earnings	Debt instruments	Total (net)
	(EUR millions)
Year
2014	3,177	6,198	1,380	10,755
2015	5,229	6,966	1,563	13,758
2016	1,776	8,549	3,855	14,181
2017	(938)	9,172	(92)	8,142
2018	2,616	8,864	339	11,818

Source: NBP

In 2018, the net FDI inflows in Poland amounted to EUR 11,818 million. The inflows from EU countries amounted to EUR 10,989 million, primarily from the Netherlands and Luxembourg. Net inflows from countries outside the EU amounted to EUR 829 million, with the most significant inflows from Switzerland.

Inflows of FDI in 2018 were mainly attributable to: (i) reinvestment of earnings amounting to EUR 8,864 million; (ii) net inflows of equity of EUR 2,616 million; and (iii) net inflows of capital against debt instruments (other capital) of EUR 339 million.

The following table sets out the inflow of FDI to Poland from selected countries in 2018:

	Components of FDI inflow
	Equity capital	Reinvested earnings	Other capital	Total (net)
	(U.S.$ millions)
Country
Total	3,086	10,455	399	13,940
EU	2,701	9,749	514	12,963
Netherlands	2,863	1,989	3,897	8,749
Germany	(598)	2,695	(232)	1,865
Luxembourg	147	1,372	540	2,060
France	475	697	(1,327)	(155)
Austria	(505)	208	(150)	(448)
United Kingdom	14	527	(929)	(388)
Ireland	(2)	36	(426)	(391)
Outside of the EU	385	707	(114)	978
Switzerland	508	252	(268)	492

Source: NBP

In 2018, the most significant inflow of investment was in the manufacturing sector, which amounted to U.S.$5,953 million. There were also significant inflows from wholesale and retail trade; repair of motor vehicles and motorcycles (U.S.$3,868 million) and from professional, scientific and technical activities (U.S.$1,793 million). The following table sets out the inflow of FDI to Poland in selected sectors in 2018:

	Components of FDI inflow
	Equity capital	Reinvested earnings	Other capital	Total (net)
	(U.S.$ millions)
Economic activity
Manufacturing	820	4,572	561	5,953
Professional, scientific and technical activities	(25)	901	918	1,793
Information and communication	(235)	374	(1,630)	(1,490)
Wholesale and retail trade; repair of motor vehicles and motorcycles	2,312	1,677	(122)	3,868
Real estate activities	286	747	(280)	754
Financial and insurance activities	(588)	1.595	(149)	858
Transportation and Storage	239	241	236	716
Electricity, gas, steam and air conditioning supply	72	128	60	260
Other service activities	(2)	14	(9)	4
Total	3,086	10,455	399	13,940

Source: NBP

Inflow of FDI in 2018 was mainly attributable to: (i) reinvested earnings amounting to U.S.$10,455 million; (ii) net inflow of equity of U.S.$3,086 million and (iii) net inflow of capital against debt instruments (other capital) of U.S.$399 million.

Portfolio Investment Liabilities

In the first six months of 2019, the balance on foreign portfolio investment was negative and amounted to U.S.$4.1 billion. The balance of non-resident investment in debt securities was also negative and stood at U.S.$5.0 billion, mostly in Treasury Bonds issued in the domestic market (U.S.$4.7 billion). Net inflow of non-resident investment in equity securities was U.S.$0.9 billion, primarily of equity securities issued by the enterprise sector.

As at June 30, 2019, Poland’s portfolio investment liabilities was U.S.$166.6 billion. Foreign portfolio investment holdings of Polish debt securities amounted to U.S.$116.5 billion and of equity securities to U.S.$50.1 billion. The main holders of Polish debt securities issued in the domestic market originated from Japan, Luxembourg, the United Kingdom, the United States, the Netherlands, Ireland and Germany. Non-resident holders (other than direct investors) of Polish equity securities originated mainly from the United States, France, Luxembourg and the United Kingdom.

Foreign Trade

Exports accounted for 47.6 percent of GDP in 2014, 49.5 percent in 2015, 52.2 percent in 2016, 54.3 percent in 2017 and 55.6 percent in 2018. Imports constituted 46.1 percent of GDP in 2014, 46.4 percent in 2015, 48.2 percent in 2016, 50.2 percent in 2017 and 52.2 percent in 2018.

Focus of Trade

In 2018, trade with EU countries accounted for 80.6 percent of exports and 58.8 percent of imports. Germany is Poland’s largest trading partner, accounting for 28.2 percent of exports and 22.6 percent of imports. Trade with other EU countries accounted for 52.4 percent of exports and 36.2 percent of imports.

The most significant export items in 2018 were machinery and transport equipment (cars, vehicles, ships, boats, parts and accessories for motor vehicles), manufactured goods and miscellaneous manufactured articles (other consumer goods). The most significant imported items are similar to those which dominate exports, with chemicals and related products playing a relatively more important role than in exports.

The following table sets out, on a percentage basis, the geographic distribution of Poland’s exports and imports for the years indicated:

	2015		2016		2017		2018		2019*
	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import
Developed Countries:
Germany	27.1	22.9	27.4	23.3	27.5	23.1	28.2	22.6	27.6	21.8
United Kingdom	6.7	2.7	6.7	2.6	6.4	2.4	6.2	2.4	6.2	2.3
Other EU countries	45.6	34.4	45.7	35.3	46.1	34.9	46.2	33.8	46.0	33.6
Other developed countries	6.3	6.9	6.5	7,0	6.6	7.3	6.5	7.1	6.8	7.8
Total developed countries	85.7	66.9	86.3	68.2	86.6	67.7	87.1	65.9	86.6	65.5
Central and Eastern Europe:
CEFTA(1)	0.6	0.2	0.7	0.3	0.7	0.3	0.7	0.4	0.7	0.4
Russia	2.9	7.3	2.8	5.8	3.0	6.4	3.0	7.1	3.2	6.2
Other Central and Eastern Europe(2)	2.5	1.3	2.7	1.4	2.1	1.2	2.1	1.4	2.2	1.3
Total Central and Eastern Europe	5.3	8.6	5.5	7.2	5.8	7.9	5.8	8.9	6.1	7.8
Developing countries	9.0	24.5	8.2	24.6	7.6	24.4	7.1	25.2	7.3	26.6
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Notes:

(*)    Preliminary data.

(1)    In 2006, the Central European Free Trade Agreement (“CEFTA”) consisted of Bulgaria, Romania, Croatia and Macedonia. From 1 May 2007 to July 2013, the CEFTA consisted of Albania, Bosnia and Herzegovina, Croatia, Macedonia, Moldova, Montenegro, Serbia and Kosovo. Since 1 July 2013, the CEFTA no longer includes Croatia following Croatia’s accession to the EU.

(2)    “Other Central and Eastern Europe” includes European countries of the former Union of Soviet Socialist Republics.

Source: Statistics Poland

Trade Policy

Since Poland’s accession to the European Union on May 1, 2004, Poland has applied the EU’s Customs Tariff.

The Common Customs Tariff specifies tariff classification rules and customs rates for each Combined Nomenclature (“CN”) code describing goods. Each economic operator that operates in Poland is obliged to comply with the Common Customs Tariff if its activity consists of the import or export of goods, regardless of whether they are domestic or foreign economic operators.

The Common Customs Tariff is binding in its entirety and directly applicable in all EU Member States, including Poland.

Since January 1, 2020, the Commission Implementing Regulation (EU) No 2019/1776 of October 9, 2019 amending Annex I to Council Regulation (EEC) No 2658/87 on the tariff and statistical nomenclature and on the Common Customs Tariff (OJ L 280 of September 31, 2019) has governed the Common Customs Tariff.

Official Reserves

Poland’s official reserves were U.S.$128.4 billion in 2019, U.S.$117.0 billion in 2018 and U.S.$113.3 billion in 2017. The Government considers these reserves to be adequate based on Poland’s short-term external debt and the months of import coverage these reserves provide.

The following table sets out certain information in U.S. dollar equivalents regarding Poland’s official reserve assets at the end of the periods indicated.

	Official Reserve Assets(1) Excluding Monetary Gold	Official Reserve Assets of Monetary Gold	Total Official Reserve Assets	Months of Import Coverage(2) in Total Official Reserves Assets
	(U.S.$millions)	(U.S.$millions)	(U.S.$millions)
2015	91,405.8	3,515.3	94,921.1	6.0
2016	110,554.6	3,837.0	114,391.6	7.1
2017	108,986.8	4,292.1	113,278.9	6.0
2018	111,664.1	5,300.5	116,964.6	5.4
2019	117,209.1	11,195.9	128,405.0	6.0

(1)         Including Poland’s reserve position in IMF.

(2)         Based on average imports of goods.

Source: NBP

Exchange Rate Policy

The following table sets out the official NBP exchange rate between the złoty and the U.S. dollar for the periods indicated:

	2015	2016	2017	2018	2019
End of period	3.9011	4.1793	3.4813	3.7597	3.7977
Average	3.7701	3.9431	3.7777	3.6134	3.8395

Source: NBP

The following table sets out the official NBP exchange rate between the złoty and the euro for the periods indicated:

	2015	2016	2017	2018	2019
End of period	4.2615	4.4240	4.1709	4.3000	4.2585
Average	4.1839	4.3625	4.2576	4.2623	4.2980

Source: NBP

MONETARY AND FINANCIAL SYSTEM

Structure and Development of the Polish Banking System

Poland had 30 commercial banks (14 with majority Polish ownership and 16 with majority foreign ownership), 536 co-operative banks and 33 branches of foreign credit institutions operating in Poland as of January 2020. Commercial banks dominate the banking sector and comprise 89.3 percent of the banking sector’s assets, 46.0 percent of which belonged to foreign-controlled banks, including branches of credit institutions. Co-operative banks, which are numerous but small, formed Institutional Protection Schemes in 2016 and since then have been progressing towards integration and improving their competitive position in relation to commercial banks. The five largest banks comprise 50.7 percent of the sector’s assets. Three domestic banks performed services abroad either through a subsidiary or a branch; however, the scope of this activity was fairly limited and did not influence overall financial results of the sector.

The Polish banking sector’s earnings and profitability were high compared to current European averages. Despite the persistent low interest rate environment, the net interest margin ratio has been rising over the past four years, recently reaching 2.63 percent. Although profitability has slightly fallen in the past year as a result of shrinking non-interest margin and higher contributions to guarantee funds, it is still significantly higher than the EU average. In January 2020, the annualized return on assets was 0.76 percent.

Lending to non-financial customers increased by 5.4 percent(1) year-on-year and was slightly lower than the growth of nominal GDP. It continued to support sustainable economic growth without giving rise to imbalances in the economy or in the financial system. Corporate loans increased by 5.4 percent year-on-year, consumer loans by 9.3 percent, and residential housing loans by 5.9 percent, of which złoty-denominated housing loans grew by 12.3 percent and foreign currency-denominated housing loans decreased by 7.9 percent. Since 2011, new housing loans are being granted almost entirely in złoty. As a result, the share of foreign currency housing loans in the total stock of housing loans decreased to 29 percent, or 5.7 percent of GDP, compared to a high of over 70 percent of the total housing loan portfolio, or 10 percent of GDP, in 2009. The ratio of loans to the non-financial sector to GDP was stable and reached about 50 percent in 2019. Since the end of 2008, the ratio has increased by approximately five percentage points.

The quality of the Polish banking sector’s assets remained relatively high and was gradually improving, supported by the favorable performance of the corporate sector and significant improvement in the labor market. Housing loan portfolios outperformed other loan portfolios, with the NPL ratio (2.4 percent) much lower than the average for the non-financial sector loans (6.8 percent). The coverage ratio of impaired loans by provisions amounted to about 59 percent, and may be regarded as high, taking into account the average collateralization of loans.

Banks continued strengthening the funding structure in 2019, i.e., increasing the share of local funding, mainly non-financial sector deposits, compared to foreign currency deposits and loans of financial non-residents. The loan to deposit ratio decreased and amounted to approximately 93 percent. Specialized banks pursued issuances of covered bonds, but market funding is still a minor source of financing in the Polish banking sector.

The Polish banking sector remained well-capitalized in 2019. The average Total Capital Ratio (TCR) was 18.4 percent and Tier 1 capital ratio was 16.3 percent. Even though capital ratios within the Polish banking sector stayed close to the EU average, banks in Poland were, in fact, better capitalized since they applied more conservative risk weights. The ratio of risk-weighted assets to total assets in Poland was significantly higher than the EU average (60 percent) and the average leverage (assets over equity) for Polish banks visibly lower (10 percent). Stress tests conducted regularly by the NBP and published semi-annually confirm that the banking sector in Poland is resilient to severe macro and financial market shock scenarios.

The National Bank of Poland

The NBP is the central bank of Poland. Its tasks are stipulated in the Constitution of the Republic of Poland of April 2, 1997, the Act on Narodowy Bank Polski of August 29, 1997 (the “NBP Act”) and the Banking Act of August 29, 1997 (the “Banking Law”), consistent with the EU standards. EU law, the Constitution of the

(1)       All data on loan volume changes quoted in this paragraph are exchange rate adjusted.

Republic of Poland and the NBP Act all confirm the NBP’s independence, which is essential for the credibility of the central bank. According to the Constitution, the NBP has the exclusive right to issue money as well as to formulate and implement monetary policy. In line with the NBP Act, it provides banking services to the state budget. Although the NBP may act as a financial agent to the Government, it is not regarded as liable for the obligations of the State Treasury in this respect. The NBP is also responsible for establishing the necessary conditions for the development of the banking system. Following an amendment to the NBP Act in 2015, the NBP has been assigned the task of acting to ensure the stability of the financial system as well as eliminating or reducing the systemic risk.

The NBP has three governing bodies, the President, the MPC and the Management Board. The President of the NBP is appointed by the Sejm (lower chamber of the Polish Parliament) at the request of the President of the Republic of Poland for a six-year term, with strictly limited rights of removal. Adam Glapiński was officially appointed President of the NBP by the Sejm on June 10, 2016, and took office on June 21, 2016, after taking an oath of allegiance to the Sejm. The President of the NBP is the chairman of the two other governing bodies of the NBP as well as of the Financial Stability Committee in the area of the macroprudential supervision. Under the NBP Act, the powers of the President of the NBP are separated from those of the MPC and the Management Board of the NBP.

Monetary policy decisions are made by the MPC. According to the Constitution and the NBP Act, the MPC formulates annual monetary policy guidelines and submit these to the Sejm together with the draft Budget Act submitted by the Council of Ministers. Based on these guidelines, the MPC makes monetary policy decisions, in particular on interest rates, required reserve ratios and remuneration rate on the reserve holding. In addition, the Constitution requires that within 5 months following the end of the fiscal year, the MPC must submit a report to the Sejm on the achievement of the monetary policy goals. The MPC also issues a triannual Inflation Report, which presents the MPC’s assessment of the macroeconomic conditions influencing inflation developments.

The MPC consists of the President of the NBP as chairman and nine members from outside the NBP, appointed, in equal numbers, by the Polish President, the Sejm and the Senate for a period of 6 years. The tenure of eight of the current members and the chairman began throughout 2016. The principles for setting the exchange rate of zloty are set by the Council of Ministers (i.e., the Government) in consultation with the MPC. The NBP Management Board performs tasks concerning the foreign exchange policy. The NBP publishes current exchange rates for foreign currencies and rates for other types of foreign exchange and performs its function of central foreign exchange authority by holding and managing the official foreign exchange reserves, and by conducting banking operations and taking other measures to ensure the safety of foreign exchange operations and international payments liquidity.

The NBP Management Board’s core responsibilities involve implementing the resolutions of the MPC, supervising open market operations, performing tasks concerning the exchange rate policy and analyzing the stability of Poland’s financial system. The Management Board consisting of the President of NBP and six to eight members, of which two are vice presidents. In line with the Management Board’s mandate regarding financial stability set forth in the NBP Act, the Bank produces a semi-annual Financial Stability Report, which analyzes the resilience of the domestic financial system, in particular the banking sector, against potential or materialized financial and macroeconomic shocks. The reports take into account a wide range of financial and macroeconomic indicators which are largely based on data received directly from financial institutions and supported with the NBP’s own quantitative and qualitative research.

Financial Stability Committee - macroprudential authority

Pursuant to the Act on Macroprudential Supervision over the Financial System and Crisis Management, which came into effect November 1, 2015, the Financial Stability Committee (“FSC”) is the macroprudential authority in Poland. The FSC is a collegial body where four main financial safety net institutions are represented: National Bank of Poland (NBP), the Ministry of Finance, the Polish Financial Supervision Authority and the Bank Guarantee Fund. The President of NBP is the chairman of the Committee in the area of macroprudential supervision. The secretariat for the FSC is provided by the NBP.

The primary task of the FSC is to identify, assess and monitor systemic risk stemming from the financial system or its environment, as well as, to undertake actions in order to limit such risk by means of macroprudential instruments. For this purpose, the Committee may deploy “soft law” instruments, i.e., issue recommendations or present statements.

Recommendations are issued when the FSC wants to indicate the necessity to take measures aimed at mitigating the identified systemic risk. Addressees of the recommendations can be only institutions that make up the FSC, that is, institutions that have the possibility to take supervisory and regulatory measures in order to stabilize the domestic financial system. Recommendations are not legally binding; however, they are backed by the “comply or explain” mechanism.

Statements are presented when a high level of systemic risk is identified and the FSC finds it necessary to inform the Government about the source of this risk and the possible consequences for the financial system. The range of addressees of the statement is wide and includes both institutions that make up the FSC and entities of the financial system. The presentation of a statement may serve only as a communication instrument, but it should also encourage the competent authorities or economic agents to take corrective action to limit the build-up of systemic risk.

The Committee holds its meetings every quarter. Information on its activity is available at: http://www.nbp.pl/macroprudentialsupervision/index.aspx.

The FSC as a Polish macroprudential authority cooperates with the European Systemic Risk Board (ESRB), other European Union authorities, macroprudential authorities of the Member States or third countries, as well as international institutions.

Monetary Policy

The primary objective of the NBP’s monetary policy is to maintain price stability while supporting the economic policy of the Government. While striving to maintain price stability, the NBP pursues the inflation targeting strategy under the floating exchange rate regime. At the same time, monetary policy is conducted in a way that fosters sustainable economic growth and financial stability.

The MPC sets a numerical medium-term target for inflation and meets 11 times per year, to discuss the economic conditions and outlook, and, after analysing risks to price stability, either takes no action or adjusts the monetary policy instruments. According to the MPC Monetary Policy Guidelines, the principal instrument of monetary policy is the NBP interest rates. Since 2004, the medium-term inflation target has been set at 2.5 percent, with a symmetrical band for deviations of ±1 percentage point. The target is defined over a medium-term horizon and in terms of annual growth of CPI. Every year, the MPC also publishes Monetary Policy Guidelines, providing an outline for the monetary policy in the coming year.

This outline is fully compatible with the medium-term strategy. Since the introduction of the medium-term target of 2.5 percent ±1 percentage point, average CPI inflation in Poland has amounted to 2.0 percent. In 2019, average annual CPI inflation amounted to 2.3 percent, thus remaining in line with the NBP target. Core inflation (excluding food and energy prices), remained moderate in 2019, reaching an average of 2.0 percent. According to the MPC assessment, following a temporary rise driven by supply and regulatory factors, inflation is expected to decrease and move close to the target in the monetary policy transmission horizon.

Monetary Policy Implementation

The NBP’s interest rates are the principal instrument of monetary policy with regard to reaching predetermined inflation targets in Poland. By setting the level of these rates, the MPC influences the level of short-term money market interest rates.

The NBP’s reference rate determines the yield obtainable on open market operations. Due to a liquidity surplus prevailing in the Polish banking sector, open market operations are used to absorb excess liquidity from the interbank market. Starting from 2008, open market operations have been conducted on such a scale as to enable the Polish Overnight Index Average (“POLONIA”) to run close to the NBP’s reference rate.

The NBP’s open market operations can be divided into the following three categories:

•                                       main open market operations, which are undertaken on a weekly basis in the form of issuances of NBP bills with seven-day maturities. A fixed rate at the level of the NBP’s reference rate is binding during tenders;

•                                       fine-tuning open market operations that may be conducted with the aim of limiting the volatility of short-term market interest rates. This may involve liquidity-absorbing operations (issuance of NBP bills, reverse repo transactions) or liquidity-providing operations (redemption of NBP bills before maturity, repo transactions). The maturity and yield of these operations, as well as the exact manner in which they are carried out, depend on the situation in the banking sector; and

•                                       structural open market operations which may be conducted in order to affect the long-term liquidity structure of the banking sector. If necessary, the NBP can issue bonds or purchase or sell securities on the secondary market.

The following table sets out details of interest rates set by the NBP and changes made to them since 2009:

	Lombard Rate	Reference Rate	Deposit Rate
	(%)
Effective Date
January 28, 2009	5.75	4.25	2.75
February 26, 2009	5.50	4.00	2.50
March 26, 2009	5.25	3.75	2.25
June 25, 2009	5.00	3.50	2.00
January 20, 2011	5.25	3.75	2.25
April 6, 2011	5.50	4.00	2.50
May 12, 2011	5.75	4.25	2.75
June 9, 2011	6.00	4.50	3.00
May 10, 2012	6.25	4.75	3.25
November 8, 2012	6.00	4.50	3.00
December 6, 2012	5.75	4.25	2.75
January 10, 2013	5.50	4.00	2.50
February 7, 2013	5.25	3.75	2.25
March 7, 2013	4.75	3.25	1.75
May 8, 2013	4.50	3.00	1.50
June 6, 2013	4.25	2.75	1.25
July 4, 2013	4.00	2.50	1.00
October 9, 2014	3.00	2.00	1.00
March 4, 2015	2.50	1.50	0.50
March 17, 2020	1.50	1.00	0.50
April 8, 2020	1.00	0.50	0.00

Source: NBP

The latest easing cycle started in late 2012. Since then, interest rates have been cut on 12 occasions, bringing the reference rate to 0.50 percent in April 2020. In response to the negative economic impact of COVID-19, the MPC decided to ease monetary conditions in March and April 2020 by decreasing interest rates. According to the information from the meeting of the Monetary Policy Council (“MPC”) held on April 8, 2020, the NBP will continue to provide liquidity to the banking sector using repo transactions and will purchase government securities and government-guaranteed debt securities on the secondary market. Furthermore the NBP will offer bill discount credit aimed at refinancing loans granted to enterprises by banks. These measures are intended to ease financing conditions in the economy, to mitigate the negative economic impact of COVID-19, to reduce the risk of inflation falling below the NBP inflation target in the medium term and to support macroeconomic and financial stability.

Bank Regulation

With effect from January 1, 2008, banking supervision has been carried out by the Polish Financial Supervision Authority (PFSA) as stipulated in the Act of July 21, 2006, on the Supervision of the Financial Market (the “Financial Market Supervision Act”).

According to Article 4, paragraph 1 of the Financial Market Supervision Act, the PFSA’s responsibilities comprise the following:

•                                          exercising supervision over the financial market;

•                                          taking actions to foster the proper operation of the financial market;

•                                          taking actions to promote the development of the financial market and its competitiveness;

•                                          taking actions to support the development of the financial market innovation;

•                                          taking educational and informative actions related to the operation of the financial market to protect the legitimate interests of participants of the financial market;

•                                          participating in the preparation of legal acts relating to financial market supervision;

•                                          creating opportunities for the amicable and conciliatory dissolution of disputes between the participants of the financial market, including, in particular, disputes arising from contractual relationships between the entities subject to the PFSA’s supervision and the customers buying their services;

•                                          cooperation with the Polish Audit Supervision Agency (Polska Agencja Nadzoru Audytowego), including providing information to the extent necessary to carry out certain market monitoring tasks; and

•                                          other statutory tasks.

Credit Unions

Deposit-taking institutions in Poland include credit unions. Credit unions form a system that is almost entirely separated from the banking sector, both in terms of regulatory framework (they have specific regulations beyond the Banking Act, however some provisions of the Banking Act apply accordingly) and economic links. Credit unions constitute a relatively small part of the Polish financial system and as of December 2019, the ratio of assets of the 25 credit unions operating in Poland to the total banking sector assets stood at less than 0.5 percent. Due to their small size and the virtual absence of any links with other financial institutions, credit unions should not pose systemic risk.

As of December 31, 2019, PLN 4.37 billion of disbursements of covered deposits were made from the Bank Guarantee Fund (“BGF”) to customers of 11 failed credit unions. The BGF also provided the banks that took over failed credit unions with unlimited guarantees covering any losses resulting from the takeovers, as well as subsidies. Provision of such disbursements and guarantees may continue in the future due to the ongoing restructuring of the credit union sector.

FX housing loans portfolio

In the years 2007-2008, in the period when the Polish złoty remained strong in relation to foreign currencies, a marked increase in FX housing loans was observed, in CHF in particular. This increase was a result of both demand and supply factors, including housing aspirations of the society, differences in the interest rates and expectations of Poland’s forthcoming accession to the Eurozone. Since the end of 2011, as a consequence of the changes in strategies of banks and the activities of the supervisory authority and the NBP, lending in the housing loans segment has focused almost exclusively on loans in the Polish złoty. As of December 2019, the value of the FX housing loans portfolio represents 5.5 percent of banking sector assets.

The Financial Stability Committee (“FSC”) assesses that, in economic terms, the FX loans portfolio has not generated significant risk to the stability of the financial system. As of December 2019, the financial standing of the majority of households that took out loans in foreign currencies was good and their resilience to exchange rate shocks remained high. This is primarily attributable to high initial income buffers, high growth in nominal wages throughout lending period and low interest rates in foreign currencies. As a result, FX housing loans exhibited good repayment rate and the NPL ratio was only slightly higher than for Polish złoty loans.

In 2019, the Court of Justice of the EU (the “CJEU”) ruled on the possible consequences of unfair clauses in certain FX mortgage loan agreements, including annulment. The CJEU’s ruling, however, left up to Polish courts to determine on a case-by-case basis whether a given clause is unfair and which consequences to apply. This ruling, although not decisive on the legal assessment of potential unfairness of indexation clauses, has led to an increase in the number of court cases against banks and result in higher provisions — regardless of the real credit risk and NPL’s level. Capital buffers accumulated following FSC recommendation should, however, lower the impact of potential costs on banks’ activity. Taking into consideration both pending and potential court cases, several Polish banks have recently made provisions related to costs resulting from litigation.

Moreover, on January 1, 2020, an amendment to the Act dated October 9, 2015, on support to borrowers in difficult financial situation, who took out housing loans (the “Act on Support to Borrowers”) entered into force. The aim of this legislation is to support borrowers who took out housing loans, regardless the currency, and are in difficult financial situation. The Act on Support to Borrowers defines the rules of granting repayable financial support (covering installments) and loans to borrowers in difficult financial situation. This amendment facilities the process of receiving support from the Borrowers Support Fund (the “BSF”) by decreasing the threshold of eligibility to obtain the financial support, increasing the maximum monthly payment by the BSF from PLN 1,500 to PLN 2,000 and extending the maximum timespan of the support (36 months instead of 18 months). In certain circumstances, the BSF’s council may cancel the receivables due from the borrowers to the BSF.

Polish banks have implemented certain measures in response to COVID-19, including the option to postpone payment of credit installments. Depending on the bank, customers may request the deferral of the payment of installments and/or interest for three to six months. See “Recent Developments—COVID-19”.

Capital Markets

Warsaw Stock Exchange

In 1991, Poland established the Warsaw Stock Exchange (the “WSE”). The WSE operates the main market and also acts as the operator of an alternative market called NewConnect (established in August 2007) for smaller companies. In November 2010, the WSE went public and its shares were self-listed.

In September 2009, the WSE launched CATALYST, the first organized market in debt securities in Poland and a unique market of its kind in Central and Eastern Europe. The system facilitates and optimizes issuances of, as well as trading in, corporate and municipal bonds. BondSpot SA, a subsidiary of the WSE, also operates the Treasury BondSpot Poland, which is a wholesale market dedicated to trading in Treasury bonds and Treasury bills.

According to the WSE, it is now the largest national financial instruments exchange in Central and Eastern Europe (including Poland, the Czech Republic, Slovakia, Slovenia, Bulgaria, Romania, Austria and Hungary) and in recent years has been one of the fastest-growing exchanges in Europe. The WSE offers a wide range of products and services within its trading markets of equities, derivatives, debt and structured products, electricity, natural gas and property rights, as well as the clearing of transactions, operation of the Register of Certificates of Origin of electricity, and the sale of market data.

As of February 3, 2020, there were 448 companies listed on the WSE (400 local members and 48 foreign members) and, of a total of 47 investment firms conducting their activities under Polish law, nine were banks conducting brokerage activities and the remainder were independent entities. In January 2020, there were 3,145 licensed brokers of securities and 765 licensed investment advisers.

Foreign investors may trade on the WSE on the same terms as domestic investors and may freely repatriate trading profits in a foreign currency.

Development of the Polish capital markets resulted in upgrading Poland’s status to “developed market” in the indices run by FTSE Russell as part of the September 2017 FTSE Country Classification annual review of markets. Receiving the status of a “developed market” by Poland was the first such event in almost a decade. Moreover, Poland is the first country from the CEE region for which the “developed market” status was updated by FTSE Russell. Since the date of promotion, major Polish companies have been included in the FTSE Developed Index.

In 2019 Poland has adopted a capital markets development strategy, prepared with support from the EU and the EBRD. The strategy is in line with the Strategy for Responsible Development adopted by the Government in 2017. The document sets out 90 steps to make the local capital markets more efficient including steps to improve the regulatory environment and measures to develop the market infrastructure and introduce new products and services.

Treasury securities

Treasury bonds and bills denominated in PLN are sold at regular auctions by the State Treasury. The primary domestic market is based on a selected group of banks acting as primary dealers.

The following table sets forth certain information with respect to the sale of treasury securities on the domestic market for the periods indicated:

	Q1 2019	Q2 2019	Q3 2019	Q4 2019	2019
	(nominal amount, PLN billions)
Gross sales of Treasury securities
Treasury bonds	45.7	33.1	33.6	22.4	134.8
Treasury bills	0	0	0	0	0
Total	45.7	33.1	33.6	22.4	134.8
Net sales of Treasury securities
Treasury bonds	21.0	(0.4)	4.6	(4.4)	20.8
Treasury bills	0	0	0	0	0
Total	21.0	(0.4)	4.6	(4.4)	20.8

Source: Ministry of Finance

Treasury bonds are traded on three secondary markets: the non-regulated over-the-counter (OTC) market, the Treasury BondSpot Poland electronic platform, and on regulated markets of the WSE and BondSpot S.A. In 2019, Treasury bonds were primarily traded on the OTC market (97.6 percent of total trading volume), while the shares of Treasury BondSpot Poland’s electronic platform and the regulated markets of the WSE and BondSpot S.A. in the total Treasury bond trading volume amounted to 2.4 percent and approximately 0.01 percent, respectively. The principal holders of State Treasury debt at the end of December 2019 were foreign investors with PLN 392.2 billion (40.3 percent), the domestic banking sector with PLN 321.3 billion (33.0 percent) and domestic non-banking investors with PLN 259.8 billion (26.7 percent).

The average time to maturity (“ATM”) and duration of domestic marketable debt increased from 4.49 and 3.03 years at the end of December 2018, respectively, to 4.53 and 3.10 years, respectively, at the end of December 2019. The average time to refixing (“ATR”) of domestic marketable debt decreased from 3.27 years at the end of December 2018 to 3.18 years at the end of December 2019. The level of interest rate risk for foreign debt does not pose a threat to minimizing costs, as the sensitivity of foreign currency debt servicing costs to changes in interest rates is limited (ATR at 4.89 years and duration of 4.75 years at the end of December 2019).

The following table sets out the ATM, ATR and duration of State Treasury debt as of the dates indicated:

	As of December 31,
	2015	2016	2017	2018	2019

ATM
Domestic debt	4.27	4.36	4.49	4.49	4.53
Foreign debt	6.88	6.92	6.46	6.08	6.11
Total	5.22	5.27	5.12	4.98	4.99
ATR
Domestic debt	3.24	3.35	3.33	3.27	3.18
Foreign debt	4.98	5.23	4.92	4.65	4,98
Total	3.87	4.02	3.84	3.69	3.67
Duration (1)
Domestic debt	3.04	3.07	3.04	3.03	3.10
Foreign debt	4.54	4.71	4.49	4.32	4.75
Total	3.61	3.70	3.54	3.45	3.60

(1)         Excludes inflation-linked bonds

Source: Ministry of Finance

PUBLIC FINANCE

The Polish public finance system is comprised of the State budget, local budgets, extra-budgetary units, agencies and other entities. It is divided into three sub-sectors: central, local and social security. There are some differences in the scope of the sector and accounting methods as compared to the general government sector (as defined in the EU’s European System of Accounts 2010 (“ESA 2010”)).

The Polish methodology differs from ESA 2010 in two significant respects:

•                                         under ESA 2010, revenues and expenditures are calculated on an accrual basis, whereas a cash basis is used under the Polish methodology; and

•                                         the scope of the public sector is defined differently under the two methodologies, for example funds formed within annual reports of BGK (i.e., the National Road Fund and the Railway Fund) and the Bank Guarantee Fund, are excluded under Polish methodology and included under ESA 2010).

Fiscal policy in Poland is conducted within limitations contained in the provisions of the national and EU law, comprising:

•                  the upper limit of the state budget expenditure - which is set for the next year based on the stabilizing expenditure rule contained in the Public Finance Act of 27 August 2009 (Journal of Laws of 2016, item 1870, as amended);

•                  reference values for the general government nominal deficit (3 percent of GDP) and the general government debt (60 percent of GDP), and attaining the medium-term budgetary objective at the level of -1 percent of GDP.

The achievement of sustainable public finance, which constitutes the primary goal of the Government, requires, among other steps, further strengthening of the institutional framework for fiscal policy. Therefore Poland adopted the stabilizing expenditure rule (“SER”) in 2013, see “Public Finance—Public Finance System and Taxation System—Stabilizing Expenditure Rule” below. The rule was used in an auxiliary way in the process of designing the state budget for 2014. Formally, the rule was introduced in the 2015 budget. The SER contributes to a reduction of the excessive general government deficit and the pursuit of fiscal consolidation.

Fiscal performance in 2019

According to detailed data published by Eurostat and Statistics Poland in January 2020, in the first three quarters of 2019 the general government sector showed a surplus of PLN 12.1 billion (0.7 percent of GDP), compared to a surplus of PLN 7.5 billion in the corresponding period of 2018 (0.5 percent of GDP). In 12-month terms, the general government outcome was almost balanced (-0.02 percent of GDP). Following the preliminary estimates, released on April 1, 2020 by the Statistics Poland, the deficit of the general government sector in 2019 was at 0.7% of GDP.

The outcome after three quarters of 2019 was the result of a higher dynamic of revenues (the increase by 8.9 percent compared with the same period of 2018) than expenditure (an increase of 8.3 percent year-on-year).

In general, revenues, according to the ESA2010 methodology, were at PLN 684.5 billion and expenditures PLN 672.5 billion.

General Government Balance

The following table sets out the general government balance (calculated pursuant to ESA 2010) for the years indicated:

	2014	2015	2016	2017	2018
	(as % of GDP)
General government balance	(3.6)	(2.6)	(2.4)	(1.5)	(0.2)
Central government	(2.3)	(2.1)	(2.5)	(3.6)	(0.6)
Local government	(0.3)	(0.1)	0.3	0.1	(0.3)
Social security funds	(1.1)	(0.4)	(0.1)	2.1	0.6

	2014	2015	2016	2017	2018
	(PLN millions)
General government balance	(62,729)	(47,090)	(44,097)	(29,025)	(5,036)
Central government	(39,149)	(38,217)	(47,378)	(72,081)	(11,667)
Local government	(4,814)	(992)	5,050	2,086	(6,622)
Social security funds	(18,766)	(7,881)	(1,769)	40,970	13,253

Source: Statistics Poland

The following table sets out State budget revenues and expenditures using the Polish methodology for the years indicated:

	2016	2017	2018	2019(1)	2020(2)
	(PLN billions, except as otherwise indicated)
Total revenue	314.7	350.4	380.0	387.7	435.3
Total expenditure	360.8	375.8	390.5	416.2	435.3
Balance	(46.2)	(25.4)	(10.4)	(28.5)	0.0

	2016	2017	2018	2019(1)	2020(2)
	(as a % of GDP)
Total revenue	16.9	17.6	18.0	17.4	18.3
Total expenditure	19.4	18.9	18.5	18.6	18.3
Balance	(2.5)	(1.3)	(0.5)	(1.3)	0.0

Notes:

(1)    2019 Budget Act.

(2)    Ministry of Finance, 2020 Budget Act.

Source: Ministry of Finance, Statistics Poland

The following table sets out certain information regarding total revenues and expenditure for local governments for the periods indicated:

	2015	2016	2017	2018	2019
Total revenue	199,019	213,669	229,879	251,846	278,170
Total expenditure	196,415	206,035	230,166	259,386	279,850
Balance	2,604	7,634	(287)	(7,540)	(1,680)

Source: Ministry of Finance

The State Budget

The Budget Process

The fiscal year for the Government is the calendar year. Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to the start of each fiscal year. The budget then proceeds through the regular legislative process. If a budget has not been approved by the Sejm and the Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted. If no budget has been agreed by the Parliament and presented to the President for signing within four months of the Council of Ministers submitting the draft to the Sejm, the President may dissolve the Parliament.

The 2020 Budget Act

The 2020 Budget Act was approved by the Government on February 14, 2020. The 2020 Budget Act envisions the state budget deficit to be PLN 0.0 billion, with state budget revenue estimated to reach PLN 435.3 billion and state budget expenditure at the same level. The budget projects real GDP growth of 3.7 percent.

Stabilizing Expenditure Rule (SER)

The aim of the Stabilizing Expenditure Rule (“SER”) is to ensure the sustainability of public finances in Poland by stabilizing the general government nominal balance in the medium term at the level of the medium-term budgetary objective (which currently is a structural deficit of 1 percent of GDP) (“MTO”) and public debt below predefined thresholds. At the same time, the SER prevents excessive tightening of the fiscal policy, especially under conditions of severe economic slowdown and excessive loosening under favorable economic conditions.

The SER entered into force at the end of 2013 pursuant to the amendment of the Act on Public Finance and became binding in the budget process for 2015. The introduction of the SER and the accompanying changes to Poland’s domestic fiscal framework ensured compliance with Council Directive 2011/85/EU of 8 November 2011 on requirements for budgetary frameworks of the member states, which obliges member states to use numerical fiscal rules.

Under the SER, the level of permitted expenditure increases in accordance with the medium-term real GDP growth rate multiplied by the CPI inflation (target of the MPC). Moreover, the formula contains projected changes in discretionary revenue measures and an automatic correction mechanism resulting from imbalances in public finances. The medium-term real GDP growth rate is calculated on the basis of eight years, with a six-year retrospective period. As a consequence of incorporating a historical retrospective component into the calculation at the allowed level of expenditure, the SER formula helps mitigate the risk of a cyclical fiscal policy that results from a calculation based solely on the current year’s economic performance. The correction in the formula is applied if there is an imbalance in public finances. An imbalance is defined as: a general government deficit exceeding 3 percent of GDP; the level of national public debt (calculated according to Article 38a of the Public Finance Act) exceeding 43 percent or 48 percent of GDP; or cumulated deviations of the general government nominal balance from the MTO being lower than 6 percent of GDP or higher than 6 percent of GDP.

There are only very limited instances in which the SER does not apply, such as the invocation of martial law or a state of emergency, or a nationwide natural disaster.

The level of expenditure resulting from the rule covers the expenditure of approximately 90 percent of the general government sector, including funds in the BGK and in the BGF, which, according to the EU definition, are included in the general government sector, with the exceptions indicated below. First, the calculation of the level of expenditure excludes budget spending of EU funds and expenditure financed by means of a non-refundable grant from the EU and EFTA countries. Secondly, the costs of those units which do not, as a rule, generate high deficits are also excluded.

As a result, the level of expenditure covers two groups of general government sector institutions. The first group includes: the state budget, the Social Insurance Fund, the Labor Fund, the Pension and Retirement Fund, the Bridging Allowance Fund and the funds established, entrusted or assigned to BGK. The second group is comprised of the National Health Fund, the BGF, local government units and their associations, and entities referred to in Article 139, item 2 of the Public Finance Act. In order to abide by the expenditure limit, the forecast expenditure of the entities listed in group 2 is deducted from the total amount of expenditures.

The Supreme Audit Office (“NIK”), which is an independent state audit body fulfilling the role of an independent fiscal institution (IFI), monitors compliance with the rules described above.

The following table sets out certain information regarding state budget expenditure in nominal terms and as a percentage of GDP for the years indicated:

	2016	2017	2018	2019(1)	2020(1)
	(PLN millions)
Nominal Revenues
Tax Revenue	273,138.4	315,257.4	349,353.8	367,973.0	390,038.7
VAT and other Indirect taxes	193,740.3	226,702.7	248,957.5	256,209.0	274,243.0
Corporate Income Tax	26,381.4	29,758.5	34,640.9	40,300.0	42,000.0
Personal Income Tax	48,232.4	52,668.8	59,558.7	65,275.0	66,555.0
Non-tax Revenue	40,131.3	33,671.7	28,887.9	31,768.0	42,959.6
Dividends	2,814.7	2,427.4	2,792.2	3,517.1	1,545.6
Transfers from the NBP	7,862.0	8,740.9	0.0	0.0	7,162.8
Custom Duties	3,177.8	3,555.7	4,034.6	4,488.0	4,680.0
Payments, fees, interests and others	24,044.9	16,825.2	19,801.6	21,169.6	26,632.7
Local government payments	2,231.9	2,122.4	2,259.5	2,593.3	2,938.4
Revenue from EU and other non-returnable means	1,413.9	1,485.6	1,806.4	2,086.6	2,341.7
Total Revenue	314,683.6	350,414.7	380,048.1	401,827.7	435,340.0

	2016	2017	2018	2019(1)	2020(1)
	(Revenues as % of GDP)
Tax Revenue	14.7	15.8	16.5	16.5	16.4
VAT and other Indirect taxes	10.4	11.4	11.8	11.5	11.6
Corporate Income Tax	1.4	1.5	1.6	1.8	1.8
Personal Income Tax	2.6	2.6	2.8	2.9	2.8
Non-tax Revenue	2.2	1.7	1.4	1.4	1.8
Dividends	0.2	0.1	0.1	0.2	0.1
Transfers from the NBP	0.4	0.4	0.0	0.0	0.3
Custom Duties	0.2	0.2	0.2	0.2	0.2
Payments, fees, interests and others	1.3	0.8	0.9	0.9	1.1
Local government payments	0.1	0.1	0.1	0.1	0.1
Revenue from EU and other non-returnable means	0.1	0.1	0.1	0.1	0.1
Total Revenue	16.9	17.6	18.0	18.0	18.3

Notes:

(1)    Ministry of Finance, 2020 Budget Act.

Source: Ministry of Finance, Statistics Poland

The following table sets out certain information regarding State budget expenditure in nominal terms and as a percentage of GDP for the years indicated.

	2015	2016	2017	2018	2019(5)
	(PLN millions)
Subsidies(1)	5,066	6,774	7,374	7,459	6,825
Social Insurance	82,042	84,607	78,337	76,770	88,817
Current Expenditures of the Budget Sphere	117,487	142,622	161,493	168,796	176,091
Debt Service and Guarantees(2)	29,169	32,056	29,641	29,486	29,200
Capital Expenditures(3)	20,056	17,701	24,551	26,494	21,784
Subsidies to Local Authorities(4)	51,049	52,739	54,000	56,139	60,763
EU own resources	18,196	19,168	15,742	18,661	22,207
Co-financing EU projects	8,679	5,176	4,630	6,650	10,548
Total State Budget Expenditures	331,743	360,843	375,768	390,454	416,235

	2015	2016	2017	2018	2019(5)
	(Expenditures as % of GDP)
Subsidies(1)	0.3	0.4	0.4	0.4	0.3
Social Insurance	4.6	4.6	3.9	3.6	4.0
Current Expenditures of the Budget Sphere	6.5	7.7	8.1	8.0	7.9
Debt Service and Guarantees(2)	1.6	1.7	1.5	1.4	1.3
Capital Expenditures(3)	1.1	1.0	1.2	1.3	1.0
Subsidies to Local Authorities(4)	2.8	2.8	2.7	2.7	2.7
EU own resources	1.0	1.0	0.8	0.9	1.0
Co-financing EU projects	0.5	0.3	0.2	0.3	0.5
Total State Budget Expenditures	18.4	19.4	18.9	18.5	18.6

Notes:
From 2010, financing from the EU resources budget was excluded from the state budget (without a part concerning technical assistance and national co-financing).

(1)     Subsidies to enterprises.

(2)     Debt Service include Foreign and Domestic Debt

(3)     Capital expenditures include investments and equity contributions

(4)     General subventions to local governments

(5)     The Budget Act for 2019

Source: Ministry of Finance

Financing the State Budget Deficit

The Budget Act for 2019 had forecast Poland’s budget deficit to amount to PLN 28.5 billion, while total net borrowing requirements were expected to amount to PLN 46.0 billion and gross borrowing requirements were projected to amount to PLN 163.7 billion. The actual performance was significantly lower than forecast, though the official data has not yet been published. Borrowing requirements in 2019 were financed mainly by the issuance of bonds in the domestic market (92 percent) and Treasury bonds in the international markets (6 percent). Additional funding (2 percent) was obtained from the European Investment Bank, the World Bank and the CEB.

In 2019, financing in the domestic market was mainly obtained through the sale of Treasury bonds in auctions. Among all of the Treasury securities sold, medium-term bonds (five years) amounted to 45 percent, long-term bonds amounted to 32 percent and issuances of short-term bonds (up to two years) amounted to 10 percent Treasury bonds sold through retail channels amounted to 13 percent. Net financing in the domestic market in 2019 derived from domestic banks and the domestic non-banking sector, while foreign investors decreased their holdings. Financing in the international markets consisted of an issue of Treasury bonds denominated in euro. As of December 31, 2019, debt denominated in EUR, USD, JPY and CHF amounted to 21.5, 4.3, 1.0 and 0.2 percent of total State Treasury debt, respectively. As of December 31, 2019, the State Treasury’s debt had an average time to maturity of 4.99 years, with the share of foreign currency debt amounting to 26.4 percent.

In the Budget Act for 2020, no deficit is planned (it is projected to amount to PLN 0.0 billion), while total net and gross borrowing requirements are expected to amount to PLN 23.5 billion and PLN 141.7 billion, respectively. As in previous years, the process of funding complies with the State Treasury’s main strategic objective and provides flexibility in the choice of market, currency and instrument type. The largest portion of funding is expected to derive from the domestic Treasury bond market, with the financing structure depending on market conditions. As of February 13, 2020, 70 percent of gross borrowing requirements for 2020 had already been financed, mainly in 2019 as pre-financing on switch auctions.

Revenues

The principal source of Poland’s budgetary revenues is taxation. The main taxes in the Polish tax system are a tax on goods and services (“VAT”), corporate income tax (“CIT”), personal income tax (“PIT”) and excise tax. There are also local taxes collected directly by local authorities or tax offices acting on behalf of such authorities. Local taxes include agricultural tax, forest tax, real property tax and transport vehicles tax.

Value Added Tax

VAT levied on the supply of goods and services and other activities in Poland complies with the rules of Council Directive 2006/112/EC on the common system of value added tax. The following VAT rates apply (from January 1, 2011):

•                                          a standard rate of 23 percent; and

•                                          reduced rates of:

•                                         8 percent (for example, on certain food items, medicines, newspapers (excluding local and regional periodicals), e-newspapers, fertilizers, public transport, restaurant services, new housing structures and housing construction services covered by the social housing program);

•                                         5 percent (for example, on certain unprocessed agricultural products, some bread, meat, some fresh fruits and vegetables, dairy products, books, e-books, audiobooks and local and regional periodicals); and

•                                         zero percent (for exports and intra Community supplies and selected services such as international transport).

Furthermore, the VAT system provides for exemptions (without the right to deduct input tax) for certain services, such as educational, healthcare and welfare and financial services (with exceptions).

Corporate Income Tax

CIT is levied on the income of certain entities, mainly legal persons, at a flat rate of 19 percent. Dividends are subject to a 19 percent withholding tax, unless a relevant double taxation treaty provides otherwise. However, dividends paid by a company resident in Poland to entities subject to income tax in an EU/EEA member state or in Switzerland may be exempted from taxation if certain specific requirements are satisfied.

Interest and royalties paid to foreign entities are subject to a 20 percent withholding tax, unless a relevant double taxation treaty provides otherwise. However interest and royalties paid by a company resident in Poland to certain qualified related entities subject to income tax in an EU/EEA member state may be exempted from taxation if certain specific conditions and documentation requirements are satisfied.

Effective from January 1, 2019, a reduced tax rate of 9 percent is applicable for income other than derived from capital gains and for taxpayers whose revenue received in the tax year does not exceed the amount of EUR 1.2 million if they have a small taxpayer status (i.e. taxpayers with sales revenues with VAT not exceeding the equivalent of EUR 2 million in the previous tax year). The requirement to have the status of a small taxpayer does not apply to taxpayers beginning their economic activity in the tax year of beginning of this activity.

From January 1, 2018, the CIT Act singles out a new source of revenue, i.e., income from capital gains. Capital gains in the meaning of the CIT Act is income from, for example, redemptions of shares, dividends, the value of the profit retained in a company, assets received from the liquidation of legal persons, and income from investment funds and sales of shares. Other types of revenue consist of income not included in the capital gains category. These two sources will have to be settled separately, i.e., their revenues, costs and losses should not be mixed. Tax losses from a given source may be deducted in the next five consecutive tax years, but the amount of such reduction in any of those years may not exceed 50 percent of the amount of the loss. Starting from tax loss incurred in 2019, taxpayer can also reduce income from the source of revenue by the amount of incurred loss not exceeding PLN 5 million in one of the next five consecutive tax years.

The tax on revenues derived from fixed assets (being buildings situated in the territory of Poland which is subject to lease) is calculated as 0.035 percent of the taxpayer’s tax base for each month. For the purpose of this provision, the tax base is the sum of revenue equal to the initial value of the fixed assets as at the first day of each month in the relevant period, as a rule reduced by the amount of PLN 10 million. The tax amount can be deducted from the CIT advance. The amount of tax on revenue from buildings which was not deducted from the CIT advances during the tax year, could be refunded to the taxpayer at its request after its annual CIT declaration is filed.

Personal Income Tax

Since October 1, 2019, PIT is levied on personal income at progressive tax rates starting at 17 percent on the initial PLN 85,528 earned and increasing to 32 percent on earnings above that threshold. Taxpayers who operate their own business are entitled to choose a different form of income taxation with a flat rate of 19 percent. In a limited number of cases, those taxpayers can choose to pay income tax on a lump sum basis. Income from capital gains is subject to 19 percent income tax.

Excise Tax

Polish law on excise duty complies with the EU general arrangements for excise duty and with the specific regulations regarding taxation of the energy products, alcoholic beverages and tobacco products.

As a result, excise duty is imposed on the following goods: energy products (e.g. petrol, gas oil, kerosene, LPG, natural gas, fuel oil, coal and coke), electricity, alcoholic beverages (e.g. ethyl alcohol, intermediate products, beer, wine and fermented beverages other than wine and beer) and tobacco products (e.g. cigarettes, cigars and cigarillos, smoking tobacco).

Additionally, excise duty is also levied on certain other goods such as passenger cars and raw tobacco, and starting from June 30, 2020, will be levied on liquid for electric cigarettes and novelty tobacco products. Excise tax rates on certain goods have been increased by 10 percent since January 1, 2020 for ethyl alcohol, beer, wine, fermented beverages, intermediary goods, tobacco products, raw tobacco.

The excise duty system provides exemptions for certain groups of entities or certain goods (e.g., goods used in the context of diplomatic relations). Recently, a number of tax incentives targeted at low emission vehicles have been introduced.

Tax on Financial Institutions

Banks, insurance companies, credit unions and non-bank lending companies are subject to a special tax on financial institutions. The tax covers all bank assets over PLN 4 billion, insurance groups’ assets over PLN 2 billion and non-bank lending companies’ assets over PLN 0.2 billion, which are in each case taxed at a rate of 0.0366 percent per month (0.44 percent per year). For purposes of this tax, the taxable asset base of banks (but not other financial institutions) is reduced by the value of their own funds and respective holdings of State Treasury debt securities. This tax does not apply to state-owned banks, private banks under recovery proceedings, in receivership, or in liquidation, or banks which have filed for bankruptcy and whose activities have been suspended and does not reduce financial institutions’ CIT base. According to the Budget Act for 2019, the Government’s goal is to collect up to PLN 4.5 billion from the Tax on Financial Institutions. The budget revenue from this tax in 2018 was also PLN 4.5 billion.

Retail Sales Tax

On July 6, 2016, the Polish Parliament adopted the Act on Retail Sales Tax, which entered into force on September 1, 2016, and introduced a tax on retail sales to the Polish tax system. The Ministry of Finance expected that the total revenues to the state budget resulting from the introduction of the retail sales tax would amount to approximately PLN 1.6 billion annually. However, in 2016, the European Commission determined that the Polish tax on the retail sector was in breach of EU state aid rules. The Commission concluded that progressive tax rates based on turnover give companies with low turnover an advantage over their competitors. This dispute is currently going through an appeals process and a judgment from the Court of Justice of the European Union is expected by the end of 2020. As a result, the Act on Tax on Retail Sales has been suspended and collection of the tax has been blocked until a resolution of this dispute is reached.

Exit Tax

From January 1, 2019, a tax on unrealized income (the “exit tax”) is applied to both the PIT and CIT. In principle, exit tax applies in the case of a change in tax residency or movement of assets from Poland to another country, provided that such actions result in the loss of Poland’s right to tax any potential capital gains that would have been realized if the transfer had not taken place.

The exit tax rate amounts to 19 percent for both corporate persons and natural persons (in the latter case, if the tax value of an asset is determined). For natural persons, a 3 percent rate may be applicable if the tax value of an asset is not determined. In the case of natural persons, exit tax applies to those assets whose value exceeds PLN 4 million.

In some circumstances, a transfer of asset to another country will not be subject to an exit tax if the transfer does not last longer than 12 months.

In case of natural persons, exit tax generally applies only to the transfer of assets related to their business. In the case of assets of natural persons which are unrelated to business activity, exit tax applies only to shares, stocks and securities as well as all the rights and obligations of partnerships, provided that the individual has been domiciled in Poland for at least five years in total, within the ten years preceding the day of change of tax residency status.

Social Security System

Pension Reforms

In 2012, the Government introduced comprehensive pension reforms, which came into effect on January 1, 2013. The changes included, inter alia, the increase of the retirement age from 65 to 67 years old for men and from 60 to 67 years old for women. The current government and the current President, Andrzej Duda, have declared their intention to reverse this aspect of the reforms and restore the former retirement ages, i.e., 60 years old for women and 65 years old for men. As a consequence, the former retirement ages, i.e., 60 years old for women and 65 years old for men, was restored by the Act Amending the Act on Pensions from the Health Insurance Fund and Certain Other Acts, which came into force on October 1, 2017.

On January 1, 2019, a new bill creating Employee Capital Plans (Pracownicze Plany Kapitałowe) entered into force. The introduction of the new common and private long-term saving system is part of the Government’s Strategy for Sustainable Development. The provisions stipulate that employers having more than 250 employees were required to establish employee capital plans since July 1, 2019, and subject to other transitional provisions, all employees are subject to such obligation since January 1, 2021.

Employee Capital Plans are obligatory for employers (with a possible exemption in the case of micro-enterprises) and voluntary for employees. Employees are able to decide whether to participate or withdraw from the system. Unless an employee clearly decides to opt out of the program and renews the opt-out decision on a periodic basis, he is automatically opted into the program based on automatic enrolment. Contributions are required to be paid by both employers and employees. The basic contribution payable by an employer is be 1.5 percent of the employee’s salary with the possibility of voluntarily increasing this amount by an additional 2.5 percent, whereas employees pays 2 percent of their salary with the possibility of voluntarily increasing this by an additional 2 percent. The participant receives also from the State PLN 250 one-time welcome payment and PLN 240 annual supplement contribution. Several fiscal incentives are also in place in order to persuade employees to remain participants of the Employee Capital Plans. Their aim is to increase the overall pool of retirement savings and pension security for Poles. The participation rate of employees of largest firms (having 250 employees) achieved 39 percent according to the data provided by the Polish Development Fund.

Social Spending Initiatives

In the second quarter of 2016, the Government implemented a new social program named “Family 500+”. The program entails a direct cash transfer of PLN 500 per month per eligible child to families until the child reaches the age of 18. Until July 2019, assistance under the program for the first child was means-tested based on family income, while all families were eligible for assistance for additional children. Since July 2019 it is granted for each child until the age of 18, irrespectively of the family income. As a result, the number of children covered by the program nearly doubled.

Total costs of the “500+” program equaled PLN 17.4 billion in 2016, PLN 23.1 billion in 2017, PLN 22.1 billion in 2018, PLN 30.5 billion in 2019 and is estimated to be PLN 39.2 billion in 2020. The main goal of this program is to assist families with child-rearing expenses, ultimately encouraging people to have more children, thereby improving Poland’s long-term demographic outlook.

In addition, in March 2019 the Government implemented a new social program named “Mother 4+”. The program is directed to persons (both women and men) who gave birth to and/or brought up at least four children and live on the poverty line, without the right to the social benefits at a minimum level. The program aims to provide a minimum livelihood level to persons covered by it who in order to bring up their children could not have taken up paid work or gave up work.

In May 2019, the Government introduced a one-off program named “Pension+”. The program consisted of a single payment of a minimum level pension to each retiree. The total cost of Pension+ was PLN 10.8 billion. The renewal of the program for 2020 was decided after general elections in December 2019 when the new draft of the budget act for 2020 was approved by the Government and sent to the Parliament. In 2020, the overall payments, all to be made in April 2020, under “Pension +” are estimated to be PLN 11.7 billion.

In 2020, the tax-free allowance is PLN 8,000. If a person’s income falls between PLN 8,000 and PLN 13,000, the tax-free allowance gradually decreases from PLN 8,000 to PLN 3,091 and remains at this level until PLN 85,528. For incomes higher than PLN 127,000 there is no tax-free allowance. Poland’s Minister of Finance has suggested that the tax-free allowance may be further increased in the future.

From August 1, 2019, Polish citizens under the age of 26 who earn less than PLN 85,528 a year do not have to pay the income tax. In October 2019 the Government decreased the personal income tax rate from 18 percent to 17 percent. Furthermore, the minimum monthly wage for a full-time worker was raised, reaching PLN 2,600 (gross/before social security deductions and PIT) in 2020, compared to PLN 2,250 in 2019. The minimum hourly wage in Poland was raised from PLN 14.70 per hour in 2019 up to PLN 17 per hour in 2020.

Expenditure

A major component of State expenditure is social security payments. Four social security and pension funds are administered by the State and are partially or wholly financed by contributions from employers and employees. The revenues of these funds are not shown as revenues in the State budget. Two of these funds do, however, receive significant transfers from the State budget and such transfers are shown as expenditures in the tables under “Public Finance”. The Social Insurance Fund and the Pension and Disability Fund of Farmers are the largest extra-budgetary funds and rely on State budget transfers to supplement their own off-budget revenues.

PUBLIC DEBT

Overview

For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State (i.e., State Treasury debt), by local governments and by entities within the public finance sector. It does not include debt incurred by State-owned financial institutions, other State-owned enterprises or the NBP.

The following table sets out total public sector debt as of the dates indicated:

	As at December 31
	2015	2016	2017	2018	2019
	(PLN millions)
Public finance debt	877,282	965,199	961,842	984,313	990,941
Central government debt	805,109	895,559	892,272	907,316	907,652
of which:
State Treasury debt	803,372	893,893	890,687	905,594	905,615
Local government debt	72,073	69,561	69,504	76,928	83,231
Social Security debt	101	79	65	69	57

Source: Ministry of Finance

State Treasury Debt

The Ministry of Finance classifies debt as internal or external according to two criteria: the place of issuance and residence of the targeted investors. On the basis of the first of these criteria, all instruments issued in the domestic market, regardless of the status of their holder (domestic or foreign), are classified as internal debt and, on the basis of the second, all other instruments are classified as external or internal according to the residence of the holder, regardless of the market in which the instruments are issued. For purposes of this section, where debt is classified as internal or external based on the place of issue criterion, internal and external debt will be referred to as domestic debt and international debt, respectively. In “Total External Debt”, Poland’s gross external debt is classified solely on the basis of the residence of the creditor.

In nominal terms, Poland’s total State Treasury debt amounted to PLN 973.3 billion at the end of December 2019.

The following table sets out categories of the State Treasury’s debt as of the dates indicated as aggregate amounts and as percentages of nominal GDP:

	As at December 31,
	2015	2016	2017	2018	2019
	(PLN millions except for percentages)
Domestic State Treasury Debt	543,262	609,203	644,533	674,422	716,453
as a percentage of GDP	30.2%	32.7%	32.4%	31.8%	31.5%
International State Treasury Debt	291,288	319,463	283,940	279,847	256,885
as a percentage of GDP	16.2%	17.2%	14.3%	13.2%	11.3%
Total State Treasury Debt	834,551	928,666	928,473	954,269	973,338
as a percentage of GDP	46.4%	49.9%	46.7%	45.0%	42.8%
GDP	1,800,243	1,861,149	1,989,351	2,120,480	2,273,556

Source: Ministry of Finance

Debt Management

Under Polish law, the Minister of Finance supervises the level of public debt. This supervision is two-fold: direct (in the case of the State Treasury) and indirect (in the case of other entities in the public finance sector which are autonomous in contracting liabilities).

Polish regulations primarily seek to restrict the growth of public debt by establishing limits on the public debt to GDP ratio. The Polish Constitution prohibits the incurrence of liabilities resulting in public debt exceeding 60.0 percent of GDP, whereas the Public Finance Act sets thresholds at 55.0 and 60.0 percent of GDP, violation of which is followed by certain requirements to prevent the constitutional limit from being breached.

Since the accession to the EU, Poland has been obliged to respect the reference values indicated in the Stability and Growth Pact, including with regard to deficit (limited to 3.0 percent of GDP) and public debt (limited to 60.0 percent of GDP) limits.

The objective of the debt management strategy as stated in the Public Finance Sector Debt Management Strategy in the years 2020-2023 (approved by the Council of Ministers in December 2019) is the minimisation of long-term debt servicing costs, subject to maintaining appropriate levels of refinancing risk, exchange rate risk, interest rate risk, State budget liquidity risk, other risks (in particular, credit and operational risk) and the distribution of debt servicing costs over time.

The debt management strategy’s objective is pursued through two key strategies:

•                                       selection of instruments to minimise costs within the time-frame of the longest maturities of debt instruments with a significant share in debt volume, through the appropriate selection of markets, debt management instruments, the structure of financing borrowing requirements and issuance dates; and

•                                       ensuring the efficiency of the Treasury securities market, contributing to lowering Treasury security yields; this strategy is focused on attempting to eliminate or limit potential unfavourable factors in market organisation and infrastructure.

Refinancing Risk

In an attempt to manage the refinancing risk, the dominant role of medium- and long-term instruments in financing the state budget borrowing requirements in the domestic market has been maintained, subject to market conditions. The debt management strategy aims to achieve an even distribution of debt redemptions in the future. Furthermore, the ATM of domestic debt is to maintain a level of approximately 4.5 years. The ATM of the whole State Treasury debt is to remain at approximately five years. See “Monetary and Financial System—Capital Markets—Treasury Securities.”

Exchange Rate Risk

In an attempt to manage the exchange rate risk, the debt management strategy has been designed to reduce the exchange rate risk measured by the share of foreign currency debt in State Treasury debt to below 25 percent and its further gradual reduction in the timeframe of the strategy and to maintain an effective (after swaps) share of euro of at least 70 percent (“Strategy”). Derivatives may also be used in order to shape the desired currency structure of debt.

Interest Rate Risk

In an attempt to manage interest rate risk, the debt management strategy has been designed to maintain the average time to re-fixing (“ATR”) of domestic debt between 2.8 and 3.8 years and to separate the management of the interest rate from management of the refinancing risks by using floating rate bonds, inflation-linked bonds and derivatives. The strategy assumes that the current level of foreign debt interest rate risk does not impede minimization of costs.

State Budget Liquidity Risk

In an attempt to manage the State budget liquidity risk, the debt management strategy has been designed to maintain a safe level of State budget liquid assets while managing them effectively. The level of liquid assets will be the result of the current and predicted budgetary and market situation, taking into account seasonality as well as striving for the even distribution of Treasury securities supply within a year. The use of foreign currency funds and derivative transactions to manage the currency structure of liquid assets is possible.

Credit Risk and Operational Risk

In an attempt to manage credit and operational risks, the debt management strategy includes entering into derivatives transactions with entities of high creditworthiness, using instruments limiting credit risk, including collateral agreements, and allowing for its diversification when concluding transactions involving derivatives, as well as diversification of credit risk generated by uncollateralized transactions. It is planned, in the timeframe of the Strategy, to finalise further collateral agreements that are in line with the current best practices in the market which enable the conclusion of transactions on more favourable terms without bearing credit risk.

Distribution of Debt Servicing Costs Over Time

The debt management strategy requires setting bond coupons at levels slightly below their forecast yields over the sales period and distributing the debt servicing costs evenly throughout the years, including also through the use of derivative instruments.

Internal State Treasury Debt

Poland’s internal State Treasury debt amounted to PLN 716.5 billion at the end of December 2019.The internal public debt comprises three categories:

•                                          marketable Treasury securities with maturities of up to 30 years, including fixed, floating rate and CPI linked securities, offered on the domestic primary market through auctions at market prices to Treasury securities dealers;

•                                          fixed and floating rate savings bonds sold through Customer Service Outlets to individuals at nominal value, which are not freely marketable and currently have maturities of up to 12 years;

•                                          other debt (mainly deposits of public finance sector entities and court deposits).

At the end of December 2019, marketable Treasury securities constituted approximately 90 percent of domestic State Treasury debt.

External State Treasury Debt

As at December 31, 2019, Poland’s outstanding external State Treasury debt amounted to PLN 256.9 billion. Approximately 75 percent of this debt was sovereign bonds issued abroad.

The following table sets forth details as to the outstanding principal amount of the State Treasury’s external debt as of the dates indicated:

	As at December 31,
	2015	2016	2017	2018	2019
	(EUR millions)
Medium and Long-Term Loans
EIB	10,324	10,244	9,754	9,006	8,108
The World Bank	7,219	7,171	7,016	6,754	6,512
CEB	210	206	211	221	212
Total Loans	17,753	17,622	16,980	15,981	14,832
Bonds
Bonds	50,599	54,586	51,093	49,100	45,491
Short-Term Debt	2	4	4	0	0
Total State Treasury External Debt	68,353	72,211	68,076	65,081	60,323

Source: Ministry of Finance

The following table presents the currency composition of the State Treasury’s external debt as at December 31, 2019:

	In millions of original currency	Equivalent in EUR millions	%
EUR 48,329	48,329	80.1
U.S.$	10,571	9,427	15.6
Japanese yen	256,600	2,106	3.5
Swiss francs	500	460	0.8
Total	—	60,323	100.0

Source: Ministry of Finance

Projected State Treasury External Debt Service Requirements

The following table presents debt service projections for the State Treasury’s medium- and long-term external debt by type of creditor for the years indicated as at March 31, 2020. The data contained in the table does not assume any refinancing of existing debt:

	2020	2021	2022	2023	2024	2025 and beyond
	(EUR millions)
Principal payments	6,618	6,006	3,225	2,440	5,864	25,693
Loans	1,368	1,306	1,198	940	954	8,883
Multilateral	1,368	1,306	1,198	940	954	8,883
Other	0	0	0	0	0	0
Bonds	5,334	7,159	4,760	3,322	6,732	20,145
Interest payments	855	1,328	1,099	899	769	3,414
Loans	78	97	85	74	64	355
Multilateral	78	97	85	74	64	355
Other	0	0	0	0	0	0
Bonds	777	1,230	1,013	825	705	3,059
Total debt service	7,858	9,593	7,071	5,166	8,462	32,397
Loans	1,446	1,403	1,283	1,014	1,018	9,238
Multilateral	1,446	1,403	1,283	1,014	1,018	9,238
Other	0	0	0	0	0	0
Bonds	6,111	8,389	5,773	4,147	7,437	23,204

Source: Ministry of Finance

Default

Poland is not currently in default in relation to any of its external creditors.

State Treasury’s Contingent Liabilities

The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury:

	2016	2017	2018	2019
	(PLN thousands)
Domestic sureties and guarantees	28,978,225.5	26,301,187.4	11,692,416.7	11,355,697.5
Foreign guarantees	95,535,457.1	90,577,360.3	97,106,247.8	100,015,623.0
Total State Treasury’s contingent liabilities	124,513,682.6	116,878,547.7	108,798,664.5	111,371,320.5

Source: Ministry of Finance

As at the end of 2019, the largest value of contingent liabilities was connected with the guaranteed debt of BGK incurred for financing investments of the National Road Fund (“NRF”) — PLN 84,117 million. The second biggest exposure was related to the guarantees issued with respect to the payments from the NRF and financing the liabilities of concessionaires incurred for motorways projects — PLN 12,826 million. The third highest value of contingent liabilities was connected with the guarantees covering the debt of PKP Polskie Linie Kolejowe S.A. (the national railway infrastructure manager) — PLN 11,751 million.

The amount of contingent liabilities from the guarantees decreased in 2017 and 2018. The decline in the value of contingent liabilities resulted mainly from the repayment of financial obligations by borrowers. At the end of 2019, as compared to the end of 2018, the value of contingent liabilities increased by 2.4 percent as a result of issuance of new guarantees.

The amount of State guarantees is expected to increase further in future years as BGK has to refinance existing NRF-related debt and the NRF would enter into new projects partly funded by EU funds disbursed under the EU Multiannual Financial Framework 2014-2020. At the moment, it is unknown what effect exactly COVID-19 will have on estimates in that regard.

However, as an effect of the COVID-19 pandemic, other State guarantees have been adopted in an estimated amount of approximately PLN 250 billion in new contingent liabilities. These are in particular new guarantees (amounts without any consolidation effect in a given sector):

•                                          for bonds issued by Polski Fundusz Rozwoju S.A. (the Polish Development Fund Company, with an estimated PLN 100 billion of new State Treasury contingent liabilities plus interest),

•                                          for liabilities of BGK which are to be incurred due to  the new Fund for Counteraction of COVID-19 (estimated PLN 100 billion of new State Treasury contingent liabilities plus interest), and

•                                          for liabilities of BGK which are to be incurred due to the new Fund for Liquidity Guarantees; the Fund is designated to make payouts from guarantees granted by BGK in connection with the effects of COVID-19 (estimated amount of about PLN 17 billion of new contingent liabilities).

TOTAL EXTERNAL DEBT(2)

Total external debt as end of 2019 was EUR 311,980 million. Short-term debt on an original maturity basis constituted 25.8 percent of the total external debt and was completely covered by the official reserve assets. The general government sector’s foreign debt constituted 32.9 percent of Poland’s total foreign debt. The share of the enterprise sector (including Direct Investment) in total external debt was 47.9 percent.

The following table shows Poland’s external debt by obligor as of the dates indicated.

	As at December 31,
	2015	2016	2017	2018	2019
	(EUR millions)
Monetary authorities	5,007	20,229	9,233	10,996	12,392
Other investment	5,007	20,229	9,223	10,996	12,392
Special drawing rights (SDRs), Allocation	1,656	1,672	1,553	1,584	1,612
Loans	0	0	0	0	0
Currency and deposits	3,329	18,271	7,650	9,412	10,780
Other liabilities	22	286	30	0	0
Central and local government	124,817	120,611	122,298	113,581	102,753
Debt securities	103,516	99,453	101,621	93,720	83,613
Bonds and notes	103,516	99,453	101,621	93,720	83,613
Money-market instruments	0	0	0	0	0
Other investment	21,301	21,158	20,677	29,861	19,140
Trade credits	8	9	20	10	11
Loans	21,249	21,038	20,569	29,794	19,069
Other liabilities	44	111	88	57	60
Banks	50,008	49,488	49,267	48,883	47,442
Debt securities	1,495	2,891	5,456	7,874	9,361
Bonds and notes	1,495	2,891	5,456	7,874	9,361
Money-market instruments	0	0	0	0	0
Other investment	48,513	46,597	43,811	41,009	38,081
Loans	30,182	29,051	23,390	23,244	21,070
Currency and deposits	16,566	16,204	18,925	16,442	16,061
Other liabilities	1,765	1,342	1,496	1,323	950
Other sectors	49,197	50,707	56,256	57,750	65,412
Debt securities	1,266	1,118	2,476	2,453	2,835
Bonds and notes	1,265	1,116	2,471	2,444	2,826
Money-market instruments	1	2	5	9	9
Other investment	47,931	49,589	53,780	55,297	62,577
Currency and deposits	83	6	16	11	0
Trade credits	12,879	14,310	15,844	16,625	17,493
Loans	33,940	33,837	36,307	37,039	41,948
Insurance technical reserves	292	425	503	521	565
Other liabilities	737	1,011	1,110	1,101	2,571
Investment: Intercompany	74,091	80,269	82,662	83,432	83,981
Direct investors in direct investment enterprises	29,932	33,091	35,575	38,071	40,655
Direct investment enterprises in direct investors	6,128	7,007	6,570	6,493	4,558
Between fellow enterprises	38,031	40,171	40,517	38,868	38,768
TOTAL EXTERNAL DEBT	303,120	321,304	319,716	314,642	311,980

(2)    Information on Poland’s external debt was prepared in accordance with the following definition:

Gross external debt, at any given time, is the outstanding amount of actual current, non-contingent liabilities that require payment(s) of principal and/or interest by the debtor at some point(s) in the future and are owed to non-residents by residents of a given country. It refers to gross debt, i.e., it refers to the particular foreign liabilities of Poland (with no deduction of Polish assets abroad). The external debt obligations take into account only those that are existing and unregulated (i.e., the creditor must have a claim against the debtor). External debt covers the entire range of debt instruments, regardless of how they are constructed. Debts are usually repaid by the debtor providing economic value, i.e., financial or non-financial assets (including commodities) to the creditor usually under a contract that specifies the terms and conditions of repayment.

The distinction between domestic and external (foreign) debt is based solely on the criterion of residence, regardless of the currency involved.

External debt has been presented using standards outlined by the IMF in the Balance of Payments and International Investment Position Manual (BPM6).

Source: NBP

DESCRIPTION OF THE SECURITIES

The debt securities (“Securities”) will be issued under a Fiscal Agency Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.

The following is a summary of certain terms of the Securities. The State Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities. The prospectus supplement may also add, update or change information combined in this prospectus. If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement. The particular terms of any Securities described in the prospectus supplement may include:

•                                          the principal amount of the Securities;

•                                          the price of the Securities;

•                                          the stated maturity date on which the State Treasury must repay the Securities;

•                                          the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

•                                          the dates when any interest payments will be made;

•                                          whether and in what circumstances the State Treasury may redeem the Securities before maturity;

•                                          the currency in which the State Treasury may pay the Securities and any interest; and

•                                          any other terms of the Securities.

Status of the Securities and Negative Pledge

The Securities will constitute general and unsecured obligations of Poland and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto. The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.

So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of Poland, unless Poland shall procure that all amounts payable under the Securities are secured equally and ratably.

Notwithstanding the above, Poland may create or permit the creation of:

(a)                                 any Security Interest upon property to secure Public External Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

(b)                                 any Security Interest existing on property at the time of its acquisition; or

(c)                                  any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

(d)                                 any Security Interest securing or providing for the payment of Public External Indebtedness incurred in connection with any Project Financing provided that such Security Interest applies only to properties which are the subject of such Project Financing or revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

(e)                                  the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other juridical entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.

“Project Financing” means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.

“Public External Indebtedness” means any obligation for borrowed money (a) evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.

“Security Interest” means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of Poland.

Payment of Additional Amounts

All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security (“Security holder”) that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland. In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts (“Additional Amounts”) as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to Additional Amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding. You will not be paid any Additional Amounts, however, if the tax is:

•                                          a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

•                                          imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;

•                                          an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

•                                          a tax, assessment or other governmental charge which is payable other than by withholding;

•                                          a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

•                                          required to be withheld by any paying agent from a payment on the Security to the extent that such payment can be made without withholding by another paying agent;

•                                          a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the EU Directive on the Taxation of Savings Income (Directive 2003/48/EC), or any law implementing or complying with, or introduced in order to conform to, such directive; or

•                                          imposed as a result of any combination of the items listed above.

Furthermore, no Additional Amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such Additional Amounts if they held the Security themselves.

In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The State Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.

Any reference herein to principal or interest on the Securities includes any Additional Amounts which may be payable on those Securities.

General

Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury. The holders of those Securities may thereafter look only to the State Treasury for any payment. Securities will become void unless holders present them payment within five years after their maturity date.

The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Default; Acceleration of Maturity

If one or more of the following events shall have occurred and be continuing:

•                                          the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof; or

•                                          the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities, which failure continues unremedied for 45 days after written notice thereof has been delivered by any Security holder to the State Treasury at the specified office of the fiscal agent;

the State Treasury shall, upon receipt of written requests from holders of not less than 25 percent in aggregate outstanding principal amount of the Securities, declare the Securities due and payable, in each case at their principal amount together with accrued interest without further formality. Upon such declaration by the State Treasury, the State Treasury shall give notice thereof in the manner provided in the Fiscal Agency Agreement to the State Treasury and to the holders of the Securities in accordance with such Agreement.

After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 percent in aggregate outstanding principal amount of the Securities, the “Required Percentage”, by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required Percentage.

Meeting of Holders of Debt Securities; Modification

The Fiscal Agency Agreement contains provisions for convening meetings of Security holders in a given series to consider matters relating to the Securities in that series, including, without limitation, the modification of any provision of the terms of the Securities in that series (including as part of a Multiple Series Proposal). Any such modification may be made if, having been approved in writing by the State Treasury, it is sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the State Treasury and shall be convened by the State Treasury upon the request in writing of Security holders holding not less than 10 percent of the aggregate principal amount of the outstanding Securities in the given series.

As provided below, certain terms, including payment terms and other material terms defined below as Reserved Matters, can be modified without your consent, as long as the requisite supermajority (as set forth below) of the Security holders agrees to the change.

The quorum at any meeting of Security holders convened to vote on an Extraordinary Resolution will be one or more persons present and holding or representing at least 50 percent of the aggregate principal amount of the outstanding Securities in the given series or, at any adjourned meeting of Security holders, one or more persons present and holding or representing at least 25 percent of the aggregate principal amount of the outstanding Securities in a given series; provided, however, that any proposals relating to a Reserved Matter may only be approved by an Extraordinary Resolution passed at a meeting of Security holders at which one or more persons holding or representing at least 66 2/3 percent of the aggregate principal amount of the outstanding Securities in that series are present. For these purposes, the holder of a Global Security shall be treated as two persons. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Security holders, whether present or not. A resolution may be in writing and any such resolution may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Security holders of the relevant series of Securities.

In the case of a Multiple Series Proposal in relation to a Reserved Matter, a separate meeting will be called and held, or a separate written resolution will be signed, in relation to the Securities in the given series and each other affected series of Debt Securities (together, the “Relevant Debt Securities”, and each series of Relevant Debt Securities, a “Relevant Series”). A Multiple Series Proposal may include one or more alternative proposals relating to, or proposed modifications of the terms and conditions of, each Relevant Series or any agreement governing the issuance or administration of any Relevant Series, provided that all such alternative proposals or proposed modifications are addressed to and may be accepted by any holder of any Debt Security of any Relevant Series.

If a Multiple Series Proposal is not approved in relation to a Reserved Matter by the requisite Extraordinary Resolution as set forth below, but would have been so approved if the Multiple Series Proposal had involved only a single Relevant Series and one or more, but less than all, of the other Relevant Series, that Multiple Series Proposal will be deemed to have been approved in relation to the Relevant Series in respect of which it would otherwise have been approved if the Multiple Series Proposal had involved only such Relevant Series, provided that (i) prior to the record date for the Multiple Series Proposal, the State Treasury has publicly notified holders of the Relevant Debt Securities of the conditions under which the Multiple Series Proposal will be deemed to have been approved if it is approved in the manner described above in relation to a single Relevant Series and some but not all of the other Relevant Series, and (ii) those conditions are satisfied in connection with the Multiple Series Proposal.

For these purposes:

“Debt Securities” means the Securities and any other bills, bonds, debentures, notes or other debt securities issued by the State Treasury in one or more series with an original stated maturity of more than one year, and includes any such obligation, irrespective of its original stated maturity, that formerly constituted a component part of a debt security.

“Extraordinary Resolution” means:

•                                          in relation to any Multiple Series Proposal in relation to a Reserved Matter:

1)

a)                                    the affirmative vote of not less than 75 percent of the aggregate principal amount of the outstanding Relevant Debt Securities represented at separate duly called quorate meetings of the holders of all Relevant Series (taken in the aggregate); or

b)                                    a resolution in writing signed by or on behalf of the holders of not less than 66 2/3 percent of the aggregate principal amount of the outstanding Relevant Debt Securities (taken in the aggregate); and

2)

a)                                    the affirmative vote of more than 66 2/3 percent of the aggregate principal amount of each Relevant Series represented at separate duly called quorate meetings of the holders of each Relevant Series (taken individually); or

b)                                    a resolution in writing signed by or on behalf of the holders of more than 50 percent of the aggregate principal amount of the outstanding Relevant Debt Securities in each Relevant Series (taken individually).

•                                          in relation to any other Reserved Matter:

•                                         a resolution passed at a quorate meeting of Security holders duly convened and held in accordance with the Fiscal Agency Agreement by 75 percent of the aggregate principal amount of all outstanding Securities in the given series; or

•                                         a resolution in writing signed by or on behalf of Security holders of not less than 66 2/3 percent of the aggregate principal amount of all outstanding Securities in the given series; and

•                                          in relation to any other matter:

•                                         a resolution passed at a meeting of Security holders duly convened and held in accordance with the Fiscal Agency Agreement by a majority consisting of more than 50 percent of the aggregate principal amount of the outstanding Securities in the given series which are represented at that meeting; or

•                                         a resolution in writing signed by or on behalf of Security holders of more than 50 percent of the aggregate principal amount of all outstanding Securities in the given series.

“Multiple Series Proposal” means a proposal (including a proposed modification of the relevant terms and conditions) affecting (i) the given series of Securities or any agreement governing the issuance or administration of the given series of Securities, and (ii) the Debt Securities of one or more other series or any agreement governing the issuance or administration of such other Debt Securities.

“Reserved Matter” means any proposal to:

•                                          change the due date for the payment of the principal of, or any installment or interest on, the Securities;

•                                          reduce the principal amount of the Securities;

•                                          reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the Securities;

•                                          reduce the interest rate on any Security or any premium payable upon redemption of the Securities;

•                                          modify any provision of the terms and conditions of the Securities in connection with any exchange or substitution of the Securities, or the conversion of the Securities into, any other obligations or securities of the State Treasury or any other person, which would result in the terms and conditions of the Securities as so modified being less favorable to the holders of the Securities which are the subject of the terms and conditions as so modified than:

(a)                                 the provisions of the other obligations or securities of the State Treasury or any other person resulting from the relevant exchange or substitution; or

(b)                                 if more than one series of other obligations or securities results from the relevant exchange or substitution or conversion, the provisions of the resulting series having the largest aggregate principal amount;

•                                          change the currency in which any amount in respect of the Securities is payable;

•                                          shorten the period during which the State Treasury is not permitted to redeem the Securities or permit the State Treasury to redeem the Securities if, prior to such action, the State Treasury is not permitted to do so;

•                                          change the definition of “outstanding” with respect to the Securities;

•                                          change the governing law of the Securities;

•                                          change the courts to the jurisdiction of which the State Treasury has submitted, the State Treasury’s obligation under the Fiscal Agency Agreement or the terms and conditions of the Securities to appoint and maintain an agent for the service of process or the State Treasury’s waiver of immunity with respect to any suit, action or proceeding that may be brought in connection with the Securities or the Fiscal Agency Agreement;

•                                          reduce the proportion of the principal amount of the Securities or, in the case of a Multiple Series Proposal, the Relevant Debt Securities or the Relevant Series, that is required to constitute a quorum or for any request, demand, authorization, direction, notice, consent, waiver or other action or that is required to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities; or

•                                          change the obligation of the State Treasury to pay Additional Amounts on the Securities.

Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.

The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency Agreement or the Securities of that series for the purpose of:

•                                          adding to the covenants of the State Treasury;

•                                          surrendering any right or power conferred upon the State Treasury;

•                                          securing the Securities of that series;

•                                          curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the Securities of any series; or

•                                          amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities of the existing series for U.S. federal income tax purposes. These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further Securities or except for the first payment of interest following the issue date of these further Securities.

Residual Maturity Call at the Option of the State Treasury

The State Treasury may, at its option, from and including the date falling three months prior to the maturity date of the Securities to but excluding the maturity date of the Securities, subject to having given not less than 30 nor more than 60 calendar days’ prior notice to the Security holders in accordance with the terms and conditions of the

Securities (which notice shall be irrevocable and shall specify the date set for redemption), redeem all, but not some only, of the outstanding Securities at their principal amount plus accrued interest up to but excluding the date set for redemption.

Purchase of Securities by the State Treasury

The State Treasury may at any time purchase any Securities through the market or by tender at any price. If purchases are made by tender, tenders must be available to all holders of Securities of the same series. Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.

Form and Settlement

If specified in a prospectus supplement, the State Treasury will issue the Securities of each series as one or more fully registered global securities (each a “Global Security”), which will be deposited with, or on behalf of, The Depository Trust Company, New York (“DTC”), and/or one or more other depositaries named in the prospectus supplement, such as Euroclear Bank S.A./N.V. (“Euroclear”), or Clearstream Banking, société anonyme (“Clearstream”). Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.

Upon the issuance of the Global Securities, the State Treasury expects that the depositary or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the Global Securities to the accounts of institutions that have accounts with the depositary or nominee, known as the participants. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity. As soon as possible thereafter, the fiscal agent will make such payments to the depositary or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depositary. The State Treasury expects that the depositary or nominee, upon receipt of any payment of principal or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the relevant records. The State Treasury also expects that payments by participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants. Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.

So long as a depositary or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security. Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:

•                                          will not be entitled to have the Securities represented by such Global Security registered in their names;

•                                          will not receive or be entitled to receive physical delivery of Securities in definitive form upon exchange or otherwise; and

•                                          will not be considered the owners or holders of any Securities represented by such Global Security.

Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities. Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depositary or its nominee, as the holder of the Global Security, would be entitled to take, the depositary would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.

Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:

•                                          by the related depositary to a nominee of such depositary or by a nominee of such depositary to such depositary or any other nominee of such depositary; or

•                                          by such depositary or any such nominee to another depositary for such Securities or its nominee or to a successor of the depositary or a nominee of such successor.

Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:

•                                          the depositary, or each of Euroclear and Clearstream, notifies the State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depositary ceases to be a clearing agency registered under applicable law and a replacement depositary is not appointed within 90 days;

•                                          the State Treasury decides not to have all of the related Securities represented by such Global Security;

•                                          an Event of Default has occurred and is continuing; or

•                                          such other events occur as may be specified in a prospectus supplement.

Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depositary shall direct. Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

Prescription

The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a six-year limitation period on claims for principal and a three-year limitation period on claims for interest.

Judgment Currency

The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S. dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as of which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof. This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.

Governing Law; Consent to Service; Sovereign Immunity

The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State Treasury will be governed by the laws of Poland. The State Treasury will appoint the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016 as its authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security. Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre-judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in New York City or in any competent court in Poland, except for its sovereign immunity in connection with any actions arising out of or based on U.S. federal or state securities laws as further described below. Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the Securities. However, the United States Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”), may provide an effective means of service and preclude granting sovereign immunity in such actions.

The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities. Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment. Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of Poland nor does it waive immunity from execution or attachment or process in the nature thereof.

ENFORCEABILITY OF JUDGMENTS

Poland is a foreign sovereign State. Consequently, it may be difficult for investors to obtain or enforce judgments of courts in the United States against Poland. The State Treasury will irrevocably submit to the jurisdiction of the federal and state courts in New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Securities brought by any holder of Securities.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any state securities laws. In the absence of a waiver of immunity by Poland with respect to such action, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action. The State Treasury has been advised by White & Case, M. Studniarek i Wspólnicy - Kancelaria Prawna Spółka Komandytowa, Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S. courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure.

Foreign court judgments are recognizable under Article 1145 of the Polish Code of Civil Procedure (Kodeks postępowania cywilnego) and are enforceable in Poland under Article 1150 of the Polish Code of Civil Procedure provided there are no negative grounds listed in Article 1146 of the Polish Code of Civil Procedure or they are not enforceable in the country of their origin, with the exception of foreign court judgments that were issued in the countries with which Poland is bound by a relevant international treaty (bilateral or multilateral) and such treaty waives the application of the relevant provisions of the Polish Code of Civil Procedure.

Pursuant to Article 1145 of the Polish Code of Civil Procedure, judgments of foreign courts issued in civil cases are automatically recognized in Poland by operation of law unless there exists an exception as set forth in Article 1146 of the Code of Civil Procedure.

Pursuant to Article 1146, Section 1 of the Polish Code of Civil Procedure, a judgment issued by a foreign court will not be recognized if:

(i)                                    it is not legally final and binding in the state where it was issued;

(ii)                                 it was issued in a case subject to the exclusive jurisdiction of Polish courts;

(iii)                             the defendant, who did not engage in dispute as to the essence of the case, has not received, duly and at a time making it possible to undertake defense, the letter initiating the proceedings;

(iv)                              a party was deprived of the possibility to defend itself in the course of proceedings;

(v)                                 a case for the same claim between the same parties had been pending in Poland earlier than before the foreign court;

(vi)                              it is contrary to an earlier legally final and binding judgment of a Polish court or an earlier legally final and binding judgment of a foreign court complying with the conditions of its recognition in Poland issued in a case for the same claim between the same parties; or

(vii)                           recognition would be contrary to the basic principles of public policy in Poland.

Reciprocity in the recognition of judgments between Poland and the foreign court’s country is no longer necessary.

Recognition of a foreign judgment in Poland does not automatically bring about its enforcement. In order for a foreign judgment to be declared enforceable in Poland, it has to be enforceable in the country of its origin and should not fall under the conditions for the refusal of recognition set out in Article 1146 of the Polish Code of Civil Procedure.

Subject to the above, if all the relevant conditions are met, the enforceability in Poland of final judgments of U.S. courts would not require retrial in Poland. However, a Polish court would need to issue an order declaring the foreign judgment enforceable in Poland. In addition, Polish law contains specific rules regarding the recognition and enforcement of judgments against assets of Treasury.

In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws.

The State Treasury has appointed an authorized agent in New York City upon whom service of process can be made. As a result of the State Treasury’s appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and state courts in New York City (subject to the preceding paragraphs). Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above. To commence original actions in Polish courts, service of process upon the State Treasury’s New York agent will not suffice, and valid service of process must be made under Polish law. Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okręgowy) and such court is responsible for service upon the defendant to finalize the service of process.

TAXATION

Information regarding Polish, United States federal income and certain other taxation matters will be included in the relevant prospectus supplement.

PLAN OF DISTRIBUTION

This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.

The State Treasury may sell Securities to or through underwriters. The State Treasury may also sell Securities directly to other purchasers or through agents. These firms may also act as agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.

The Securities may be distributed from time to time in one or more transactions:

•                                          at a fixed price or prices which the State Treasury may change;

•                                          at market prices prevailing at the time of sale;

•                                          at prices related to prevailing market prices; or

•                                          at negotiated prices.

In connection with the sale of Securities, the State Treasury may pay compensation to underwriters. Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers. The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions. The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.

The Securities may be a new issue of Securities with no established trading market. Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities. However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice. The State Treasury cannot assure you that there will be a liquid trading market for the Securities.

The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities. These agreements may entitle the underwriters, dealers and agents to indemnification by the State Treasury against certain liabilities, including liabilities under the Securities Act.

The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State Treasury under contracts which provide for payment and delivery on a future date. The State Treasury will describe these arrangements in the prospectus supplement. The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions. The State Treasury must approve the institutions in all cases. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

VALIDITY OF THE SECURITIES

Except as may otherwise be indicated in any prospectus supplement, the validity of each series of Securities will be passed upon on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance, ul. Swiętokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by White & Case LLP, 5 Old Broad Street, London EC2N 1DW, United Kingdom, United States counsel for the State Treasury, and, as to Polish law, by White & Case M. Studniarek i Wspólnicy - Kancelaria Prawna Spółka Komandytowa, Q22, Al. Jana Pawła II 22, 00-133 Warsaw, Poland, Polish counsel for the State Treasury. Certain legal matters will be passed upon for any underwriters by counsel identified in the related prospectus supplement. All statements in this prospectus or any prospectus supplement hereto, with respect to matters of Polish law have been passed upon by the Director of the Legal Department, Ministry of Finance, Republic of Poland and are made upon his authority.

AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent of the State Treasury in the United States is the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland. All other information herein and in the Registration Statement of which this prospectus is a part, other than included under the caption “Plan of Distribution” herein, is included as a public official statement made on the authority of Tadeusz Kościński, Minister of Finance of the Republic of Poland.

FURTHER INFORMATION

The information set forth herein relating to Poland has been reviewed by Tadeusz Kościński, Minister of Finance of the Republic of Poland, and is included herein on his authority.

The information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland. The information for which the Statistics Poland is cited as the source was provided by the Statistics Poland.

A registration statement, as it may be amended from time to time, relating to the Securities on file at the SEC, contains further information. The SEC maintains an internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

State Treasury Internal Debt

Marketable Treasury bonds with a maturity at issuance of more than one year

As of December 31, 2019

Series Short Name	Issuance Date	Maturity Date	ISIN Code	Outstanding (PLN millions)	Interest Rate (%)
WZ0120	03/30/2015	25/01/2020	PL0000108601	5,498.787	Floating
WZ0121	03/19/2010	25/01/2021	PL0000106068	26,041.350	Floating
PP0722	21/07/2017	21/07/2022	PL0000110086	2,000.000	Floating
WZ1122	08/01/2016	11/25/2022	PL0000109377	30,525.431	Floating
WZ0124	02/15/2013	01/25/2024	PL0000107454	25,984.089	Floating
WZ0524	02/26/2018	05/25/2024	PL0000110615	29,768.682	Floating
WZ0525	05/27/2019	05/25/2025	PL0000111738	14,479.285	Floating
WZ0126	08/10/2015	01/25/2026	PL0000108817	24,716.480	Floating
WZ0528	11/13/2017	05/25/2028	PL0000110383	28,911.464	Floating
WZ1129	07/15/2019	11/25/2029	PL0000111928	8,000.923	Floating
Total				195,926.49
OK0720	10/27/2017	07/25/2020	PL0000110375	4,260.694	0.00
OK0521	11/19/2018	05/25/.2021	PL0000111274	16,485.607	0.00
OK0722	10/29/2019	07/25/2022	PL0000112165	4,007.630	0.00
Total				24,753.93
PS0420	01/14/2015	04/25/2020	PL0000108510	14,478.871	1.50
PS0421	10/12/2015	04/25/2021	PL0000108916	26,798.293	2.00
PS0721	03/29/2016	07/25/2021	PL0000109153	30,195.157	1.75
PS0422	10/25/2016	04/25/2022	PL0000109492	28,711.511	2.25
PS0123	08/07/2017	01/25/2023	PL0000110151	32,685.378	2.50
PS0424	10/08/2018	04/25/2024	PL0000111191	32,053.130	2.50
PS1024	05/13/2019	10/25/2024	PL0000111720	18,212.879	2.25
Total				183,135.22
DS1020	07/25/2010	07/25/2020	PL0000106126	11,154.254	5.25
DS1021	07/25/2011	07/25/2021	PL0000106670	16,181.628	5.75
DS1023	07/25/2012	07/25/2023	PL0000107264	26,786.861	4.00
DS0725	06/09/2014	07/25/2025	PL0000108197	28,428.531	3.25

Series Short Name	Issuance Date	Maturity Date	ISIN Code	Outstanding (PLN millions)	Interest Rate (%)
DS0726	10/25/2006	07/25/2026	PL0000108866	36,934.794	2.50
DS0727	10/25/2008	07/25/2027	PL0000109427	31,971.360	2.50
DS1029	02/11/2019	10/25/2029	PL0000111498	20,200.010	2.75
Total				171,657.44
WS0922	04/22/2002	09/23/2022	PL0000102646	22,529.065	5.75
WS0428	05/20/2013	04/25/2028	PL0000107611	30,207.558	2.75
WS0429	09/12/2008	04/25/2029	PL0000105391	8,680.338	2.75
WS0437	06/15/2007	04/25/2037	PL0000104857	1,246.504	5.00
WS0447	02/20/2017	04/25/2047	PL0000109795	3,161.110	4.00
Total				65,824.58

IZ0823(1)	08/25/2008	08/25/2023	PL0000105359	3,889.092	2.75

(1)         Issued and outstanding amounts in case of IZ series are presented at initial face value.

Source:  Ministry of Finance

State Treasury Internal Debt

Retail Treasury bonds with a maturity at issuance of more than one year

As at December 31, 2019

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
				(PLN millions)

OTS0120	10/01/2019	3 months from date of purchase	1,000	523.94	1.50%
OTS0220	11/01/2019	3 months from date of purchase	1,000	463.78	1.50%
OTS0320	12/01/2019	3 months from date of purchase	1,000	423.86	1.50%
			3,000	1,411.59

POS0420	06/01/2019	10 months from date of purchase	1,000	563.47	1.50%
			1,000	563.47

DOS0120	01/01/2018	2 years from date of purchase	1,000	283.58	2.10%
DOS0220	02/01/2018	2 years from date of purchase	1,000	391.70	2.10%
DOS0320	03/01/2018	2 years from date of purchase	1,000	293.81	2.10%
DOS0420	04/01/2018	2 years from date of purchase	1,000	231.68	2.10%
DOS0520	05/01/2018	2 years from date of purchase	1,000	212.02	2.10%
DOS0620	06/01/2018	2 years from date of purchase	1,000	201.00	2.10%
DOS0720	07/01/2018	2 years from date of purchase	1,000	336.00	2.10%
DOS0820	08/01/2018	2 years from date of purchase	1,000	266.26	2.10%
DOS0920	09/01/2018	2 years from date of purchase	1,000	236.73	2.10%
DOS1020	10/01/2018	2 years from date of purchase	1,000	481.51	2.10%
DOS1120	11/01/2018	2 years from date of purchase	1,000	280.43	2.10%
DOS1220	12/01/2018	2 years from date of purchase	1,000	259.91	2.10%
DOS0121	01/01/2019	2 years from date of purchase	1,000	304.60	2.10%
DOS0221	02/01/2019	2 years from date of purchase	1,000	246.43	2.10%
DOS0321	03/01/2019	2 years from date of purchase	1,000	296.82	2.10%
DOS0421	04/01/2019	2 years from date of purchase	1,000	324.18	2.10%
DOS0521	05/01/2019	2 years from date of purchase	1,000	319.09	2.10%
DOS0621	06/01/2019	2 years from date of purchase	1,000	256.90	2.10%
DOS0721	07/01/2019	2 years from date of purchase	1,000	332.15	2.10%
DOS0821	08/01/2019	2 years from date of purchase	1,000	301.66	2.10%
DOS0921	09/01/2019	2 years from date of purchase	1,000	272.13	2.10%
DOS1021	10/01/2019	2 years from date of purchase	1,000	381.14	2.10%
DOS1121	11/01/2019	2 years from date of purchase	1,000	296.79	2.10%
DOS1221	12/01/2019	2 years from date of purchase	1,000	319.28	2.10%
TOTAL			24,000	7,125.82

TOZ0120	01/01/2017	3 years from date of purchase	500	19.29	Floating (6M WIBOR*1.00)
TOZ0220	02/01/2017	3 years from date of purchase	500	32.08	Floating (6M WIBOR*1.00)
TOZ0320	03/01/2017	3 years from date of purchase	500	12.27	Floating (6M WIBOR*1.00)
TOZ0420	04/01/2017	3 years from date of purchase	500	11.33	Floating (6M WIBOR*1.00)
TOZ0520	05/01/2017	3 years from date of purchase	500	24.95	Floating (6M WIBOR*1.00)
TOZ0620	06/01/2017	3 years from date of purchase	500	11.52	Floating (6M WIBOR*1.00)
TOZ0720	07/01/2017	3 years from date of purchase	500	9.09	Floating (6M WIBOR*1.00)
TOZ0820	08/01/2017	3 years from date of purchase	500	22.75	Floating (6M WIBOR*1.00)
TOZ0920	09/01/2017	3 years from date of purchase	500	12.77	Floating (6M WIBOR*1.00)
TOZ1020	10/01/2017	3 years from date of purchase	500	11.85	Floating (6M WIBOR*1.00)
TOZ1120	11/01/2017	3 years from date of purchase	500	21.96	Floating (6M WIBOR*1.00)

TOZ1220	12/01/2017	3 years from date of purchase	500	12.08	Floating (6M WIBOR*1.00)
TOZ0121	01/01/2018	3 years from date of purchase	500	14.08	Floating (6M WIBOR*1.00)
TOZ0221	02/01/2018	3 years from date of purchase	500	19.19	Floating (6M WIBOR*1.00)
TOZ0321	03/01/2018	3 years from date of purchase	500	10.54	Floating (6M WIBOR*1.00)
TOZ0421	04/01/2018	3 years from date of purchase	500	6.74	Floating (6M WIBOR*1.00)
TOZ0521	05/01/2018	3 years from date of purchase	500	12.34	Floating (6M WIBOR*1.00)
TOZ0621	06/01/2018	3 years from date of purchase	500	12.88	Floating (6M WIBOR*1.00)
TOZ0721	07/01/2018	3 years from date of purchase	500	11.78	Floating (6M WIBOR*1.00)
TOZ0821	08/01/2018	3 years from date of purchase	500	17.48	Floating (6M WIBOR*1.00)
TOZ0921	09/01/2018	3 years from date of purchase	500	15.24	Floating (6M WIBOR*1.00)
TOZ1021	10/01/2018	3 years from date of purchase	500	11.83	Floating (6M WIBOR*1.00)
TOZ1121	11/01/2018	3 years from date of purchase	500	17.50	Floating (6M WIBOR*1.00)
TOZ1221	12/01/2018	3 years from date of purchase	500	11.55	Floating (6M WIBOR*1.00)
TOZ0122	01/01/2019	3 years from date of purchase	1,000	11.37	Floating (6M WIBOR*1.00)
TOZ0222	02/01/2019	3 years from date of purchase	1,000	13.88	Floating (6M WIBOR*1.00)
TOZ0322	03/01/2019	3 years from date of purchase	1,000	12.08	Floating (6M WIBOR*1.00)
TOZ0422	04/01/2019	3 years from date of purchase	1,000	12.21	Floating (6M WIBOR*1.00)
TOZ0522	05/01/2019	3 years from date of purchase	1,000	19.28	Floating (6M WIBOR*1.00)
TOZ0622	06/01/2019	3 years from date of purchase	1,000	11.57	Floating (6M WIBOR*1.00)
TOZ0722	07/01/2019	3 years from date of purchase	1,000	13.40	Floating (6M WIBOR*1.00)
TOZ0822	08/01/2019	3 years from date of purchase	1,000	17.99	Floating (6M WIBOR*1.00)
TOZ0922	09/01/2019	3 years from date of purchase	1,000	12.05	Floating (6M WIBOR*1.00)
TOZ1022	10/01/2019	3 years from date of purchase	1,000	16.28	Floating (6M WIBOR*1.00)
TOZ1122	11/01/2019	3 years from date of purchase	1,000	17.64	Floating (6M WIBOR*1.00)
TOZ1222	12/01/2019	3 years from date of purchase	1,000	16.60	Floating (6M WIBOR*1.00)
TOTAL			24,000	537.44

COI0120	01/01/2016	4 years from date of purchase	500	27.92	Floating
COI0220	02/01/2016	4 years from date of purchase	500	36.92	Floating
COI0320	03/01/2016	4 years from date of purchase	500	36.32	Floating
COI0420	04/01/2016	4 years from date of purchase	500	37.84	Floating
COI0520	05/01/2016	4 years from date of purchase	500	35.60	Floating
COI0620	06/01/2016	4 years from date of purchase	500	29.06	Floating
COI0720	07/01/2016	4 years from date of purchase	500	35.13	Floating
COI0820	08/01/2016	4 years from date of purchase	500	43.08	Floating
COI0920	09/01/2016	4 years from date of purchase	500	36.00	Floating
COI1020	10/01/2016	4 years from date of purchase	500	114.80	Floating
COI1120	11/01/2016	4 years from date of purchase	500	52.40	Floating
COI1220	12/01/2016	4 years from date of purchase	500	56.93	Floating
COI0121	01/01/2017	4 years from date of purchase	500	125.35	Floating
COI0221	02/01/2017	4 years from date of purchase	500	155.19	Floating
COI0321	03/01/2017	4 years from date of purchase	500	203.77	Floating
COI0421	04/01/2017	4 years from date of purchase	500	227.11	Floating
COI0521	05/01/2017	4 years from date of purchase	500	228.22	Floating
COI0621	06/01/2017	4 years from date of purchase	500	167.08	Floating
COI0721	07/01/2017	4 years from date of purchase	500	156.63	Floating
COI0821	08/01/2017	4 years from date of purchase	500	221.20	Floating
COI0921	09/01/2017	4 years from date of purchase	500	160.59	Floating
COI1021	10/01/2017	4 years from date of purchase	500	245.28	Floating
COI1121	11/01/2017	4 years from date of purchase	500	232.46	Floating
COI1221	12/01/2017	4 years from date of purchase	500	184.66	Floating
COI0122	01/01/2018	4 years from date of purchase	500	255.93	Floating
COI0222	02/01/2018	4 years from date of purchase	500	268.42	Floating

COI0322	03/01/2018	4 years from date of purchase	500	226.14	Floating
COI0422	04/01/2018	4 years from date of purchase	500	224.17	Floating
COI0522	05/01/2018	4 years from date of purchase	500	186.71	Floating
COI0622	06/01/2018	4 years from date of purchase	500	186.27	Floating
COI0722	07/01/2018	4 years from date of purchase	500	256.53	Floating
COI0822	08/01/2018	4 years from date of purchase	500	234.27	Floating
COI0922	09/01/2018	4 years from date of purchase	500	253.16	Floating
COI1022	10/01/2018	4 years from date of purchase	500	429.82	Floating
COI1122	11/01/2018	4 years from date of purchase	500	388.92	Floating
COI1222	12/01/2018	4 years from date of purchase	500	337.90	Floating
COI0123	01/01/2019	4 years from date of purchase	1,000	319.05	Floating
COI0223	02/01/2019	4 years from date of purchase	1,000	288.83	Floating
COI0323	03/01/2019	4 years from date of purchase	1,000	221.54	Floating
COI0423	04/01/2019	4 years from date of purchase	1,000	335.77	Floating
COI0523	05/01/2019	4 years from date of purchase	1,000	358.41	Floating
COI0623	06/01/2019	4 years from date of purchase	1,000	305.03	Floating
COI0723	07/01/2019	4 years from date of purchase	1,000	563.72	Floating
COI0823	08/01/2019	4 years from date of purchase	1,000	768.74	Floating
COI0923	09/01/2019	4 years from date of purchase	1,000	705.36	Floating
COI1023	10/01/2019	4 years from date of purchase	1,000	848.28	Floating
COI1123	11/01/2019	4 years from date of purchase	1,000	721.61	Floating
COI1223	12/01/2019	4 years from date of purchase	1,000	683.03	Floating
TOTAL			30,000	12,217.15

ROS1022	10/01/2016	6 years from date of purchase	500	0.41	Floating
ROS1122	11/01/2016	6 years from date of purchase	500	0.64	Floating
ROS1222	12/01/2016	6 years from date of purchase	500	0.38	Floating
ROS0123	01/01/2017	6 years from date of purchase	500	0.48	Floating
ROS0223	02/01/2017	6 years from date of purchase	500	0.41	Floating
ROS0323	03/01/2017	6 years from date of purchase	500	0.91	Floating
ROS0423	04/01/2017	6 years from date of purchase	500	0.57	Floating
ROS0523	05/01/2017	6 years from date of purchase	500	0.65	Floating
ROS0623	06/01/2017	6 years from date of purchase	500	0.49	Floating
ROS0723	07/01/2017	6 years from date of purchase	500	0.44	Floating
ROS0823	08/01/2017	6 years from date of purchase	500	0.73	Floating
ROS0923	09/01/2017	6 years from date of purchase	500	0.67	Floating
ROS1023	10/01/2017	6 years from date of purchase	500	0.67	Floating
ROS1123	11/01/2017	6 years from date of purchase	500	0.91	Floating
ROS1223	12/01/2017	6 years from date of purchase	500	1.14	Floating
ROS0124	01/01/2018	6 years from date of purchase	500	1.24	Floating
ROS0224	02/01/2018	6 years from date of purchase	500	0.92	Floating
ROS0324	03/01/2018	6 years from date of purchase	500	1.27	Floating
ROS0424	04/01/2018	6 years from date of purchase	500	0.80	Floating
ROS0524	05/01/2018	6 years from date of purchase	500	0.98	Floating
ROS0624	06/01/2018	6 years from date of purchase	500	1.14	Floating
ROS0724	07/01/2018	6 years from date of purchase	500	1.10	Floating
ROS0824	08/01/2018	6 years from date of purchase	500	0.95	Floating
ROS0924	09/01/2018	6 years from date of purchase	500	1.40	Floating
ROS1024	10/01/2018	6 years from date of purchase	500	1.15	Floating
ROS1124	11/01/2018	6 years from date of purchase	500	1.48	Floating
ROS1224	12/01/2018	6 years from date of purchase	500	1.04	Floating
ROS0125	01/01/2019	6 years from date of purchase	500	1.44	Floating
ROS0225	02/01/2019	6 years from date of purchase	500	1.16	Floating

ROS0325	03/01/2019	6 years from date of purchase	500	1.56	Floating
ROS0425	04/01/2019	6 years from date of purchase	500	1.42	Floating
ROS0525	05/01/2019	6 years from date of purchase	500	1.53	Floating
ROS0625	06/01/2019	6 years from date of purchase	500	1.33	Floating
ROS0725	07/01/2019	6 years from date of purchase	500	2.41	Floating
ROS0825	08/01/2019	6 years from date of purchase	500	5.20	Floating
ROS0925	09/01/2019	6 years from date of purchase	500	4.21	Floating
ROS1025	10/01/2019	6 years from date of purchase	500	5.41	Floating
ROS1125	11/01/2019	6 years from date of purchase	500	5.88	Floating
ROS1225	12/01/2019	6 years from date of purchase	500	6.65	Floating
TOTAL			19,500	61.15

EDO0120	01/01/2010	10 years from date of purchase	500	85.63	Floating
EDO0220	02/01/2010	10 years from date of purchase	500	86.86	Floating
EDO0320	03/01/2010	10 years from date of purchase	500	126.35	Floating
EDO0420	04/01/2010	10 years from date of purchase	500	14.43	Floating
EDO0520	05/01/2010	10 years from date of purchase	500	24.26	Floating
EDO0620	06/01/2010	10 years from date of purchase	500	15.32	Floating
EDO0720	07/01/2010	10 years from date of purchase	500	21.60	Floating
EDO0820	08/01/2010	10 years from date of purchase	500	19.05	Floating
EDO0920	09/01/2010	10 years from date of purchase	500	17.44	Floating
EDO1020	10/01/2010	10 years from date of purchase	500	36.03	Floating
EDO1120	11/01/2010	10 years from date of purchase	500	18.91	Floating
EDO1220	12/01/2010	10 years from date of purchase	500	23.56	Floating
EDO0121	01/01/2011	10 years from date of purchase	500	24.40	Floating
EDO0221	02/01/2011	10 years from date of purchase	500	53.74	Floating
EDO0321	03/01/2011	10 years from date of purchase	500	47.76	Floating
EDO0421	04/01/2011	10 years from date of purchase	500	27.43	Floating
EDO0521	05/01/2011	10 years from date of purchase	500	29.07	Floating
EDO0621	06/01/2011	10 years from date of purchase	500	19.30	Floating
EDO0721	07/01/2011	10 years from date of purchase	500	27.44	Floating
EDO0821	08/01/2011	10 years from date of purchase	500	32.02	Floating
EDO0921	09/01/2011	10 years from date of purchase	500	22.17	Floating
EDO1021	10/01/2011	10 years from date of purchase	500	19.41	Floating
EDO1121	11/01/2011	10 years from date of purchase	500	41.50	Floating
EDO1221	12/01/2011	10 years from date of purchase	500	33.78	Floating
EDO0122	01/01/2012	10 years from date of purchase	500	36.76	Floating
EDO0222	02/01/2012	10 years from date of purchase	500	80.25	Floating
EDO0322	03/01/2012	10 years from date of purchase	500	65.69	Floating
EDO0422	04/01/2012	10 years from date of purchase	500	57.39	Floating
EDO0522	05/01/2012	10 years from date of purchase	500	70.50	Floating
EDO0622	06/01/2012	10 years from date of purchase	500	133.42	Floating
EDO0722	07/01/2012	10 years from date of purchase	500	33.51	Floating
EDO0822	08/01/2012	10 years from date of purchase	500	34.78	Floating
EDO0922	09/01/2012	10 years from date of purchase	500	36.36	Floating
EDO1022	10/01/2012	10 years from date of purchase	500	48.45	Floating
EDO1122	11/01/2012	10 years from date of purchase	500	33.25	Floating
EDO1222	12/01/2012	10 years from date of purchase	500	27.09	Floating
EDO0123	01/01/2013	10 years from date of purchase	500	44.42	Floating
EDO0223	02/01/2013	10 years from date of purchase	500	24.33	Floating
EDO0323	03/01/2013	10 years from date of purchase	500	21.53	Floating
EDO0423	04/01/2013	10 years from date of purchase	500	22.34	Floating
EDO0523	05/01/2013	10 years from date of purchase	500	13.95	Floating

EDO0623	06/01/2013	10 years from date of purchase	500	15.84	Floating
EDO0723	07/01/2013	10 years from date of purchase	500	20.42	Floating
EDO0823	08/01/2013	10 years from date of purchase	500	12.71	Floating
EDO0923	09/01/2013	10 years from date of purchase	500	9.73	Floating
EDO1023	10/01/2013	10 years from date of purchase	500	13.56	Floating
EDO1123	11/01/2013	10 years from date of purchase	500	12.71	Floating
EDO1223	12/01/2013	10 years from date of purchase	500	17.12	Floating
EDO0124	01/01/2014	10 years from date of purchase	500	29.59	Floating
EDO0224	02/01/2014	10 years from date of purchase	500	22.10	Floating
EDO0324	03/01/2014	10 years from date of purchase	500	13.85	Floating
EDO0424	04/01/2014	10 years from date of purchase	500	14.76	Floating
EDO0524	05/01/2014	10 years from date of purchase	500	13.86	Floating
EDO0624	06/01/2014	10 years from date of purchase	500	8.72	Floating
EDO0724	07/01/2014	10 years from date of purchase	500	9.91	Floating
EDO0824	08/01/2014	10 years from date of purchase	500	13.06	Floating
EDO0924	09/01/2014	10 years from date of purchase	500	8.05	Floating
EDO1024	10/01/2014	10 years from date of purchase	500	10.95	Floating
EDO1124	11/01/2014	10 years from date of purchase	500	13.95	Floating
EDO1224	12/01/2014	10 years from date of purchase	500	33.95	Floating
EDO0125	01/01/2015	10 years from date of purchase	500	29.80	Floating
EDO0225	02/01/2015	10 years from date of purchase	500	29.70	Floating
EDO0325	03/01/2015	10 years from date of purchase	500	22.75	Floating
EDO0425	04/01/2015	10 years from date of purchase	500	10.34	Floating
EDO0525	05/01/2015	10 years from date of purchase	500	11.03	Floating
EDO0625	06/01/2015	10 years from date of purchase	500	8.73	Floating
EDO0725	07/01/2015	10 years from date of purchase	500	7.89	Floating
EDO0825	08/01/2015	10 years from date of purchase	500	17.35	Floating
EDO0925	09/01/2015	10 years from date of purchase	500	23.35	Floating
EDO1025	10/01/2015	10 years from date of purchase	500	8.45	Floating
EDO1125	11/01/2015	10 years from date of purchase	500	17.26	Floating
EDO1225	12/01/2015	10 years from date of purchase	500	20.22	Floating
EDO0126	01/01/2016	10 years from date of purchase	500	30.75	Floating
EDO0226	02/01/2016	10 years from date of purchase	500	31.67	Floating
EDO0326	03/01/2016	10 years from date of purchase	500	14.84	Floating
EDO0426	04/01/2016	10 years from date of purchase	500	16.11	Floating
EDO0526	05/01/2016	10 years from date of purchase	500	18.52	Floating
EDO0626	06/01/2016	10 years from date of purchase	500	9.58	Floating
EDO0726	07/01/2016	10 years from date of purchase	500	16.84	Floating
EDO0826	08/01/2016	10 years from date of purchase	500	10.91	Floating
EDO0926	09/01/2016	10 years from date of purchase	500	9.94	Floating
EDO1026	10/01/2016	10 years from date of purchase	500	36.84	Floating
EDO1126	11/01/2016	10 years from date of purchase	500	14.21	Floating
EDO1226	12/01/2016	10 years from date of purchase	500	28.09	Floating
EDO0127	01/01/2017	10 years from date of purchase	500	55.89	Floating
EDO0227	02/01/2017	10 years from date of purchase	500	35.80	Floating
EDO0327	03/01/2017	10 years from date of purchase	500	37.34	Floating
EDO0427	04/01/2017	10 years from date of purchase	500	26.25	Floating
EDO0527	05/01/2017	10 years from date of purchase	500	40.07	Floating
EDO0627	06/01/2017	10 years from date of purchase	500	32.85	Floating
EDO0727	07/01/2017	10 years from date of purchase	500	36.81	Floating
EDO0827	08/01/2017	10 years from date of purchase	500	37.95	Floating
EDO0927	09/01/2017	10 years from date of purchase	500	36.33	Floating
EDO1027	10/01/2017	10 years from date of purchase	500	53.01	Floating
EDO1127	11/01/2017	10 years from date of purchase	500	66.39	Floating

EDO1227	12/01/2017	10 years from date of purchase	500	75.95	Floating
EDO0128	01/01/2018	10 years from date of purchase	500	110.21	Floating
EDO0228	02/01/2018	10 years from date of purchase	500	93.53	Floating
EDO0328	03/01/2018	10 years from date of purchase	500	66.02	Floating
EDO0428	04/01/2018	10 years from date of purchase	500	66.11	Floating
EDO0528	05/01/2018	10 years from date of purchase	500	67.17	Floating
EDO0628	06/01/2018	10 years from date of purchase	500	57.91	Floating
EDO0728	07/01/2018	10 years from date of purchase	500	68.85	Floating
EDO0828	08/01/2018	10 years from date of purchase	500	62.71	Floating
EDO0928	09/01/2018	10 years from date of purchase	500	62.54	Floating
EDO1028	10/01/2018	10 years from date of purchase	500	151.83	Floating
EDO1128	11/01/2018	10 years from date of purchase	500	94.72	Floating
EDO1228	12/01/2018	10 years from date of purchase	500	97.72	Floating
EDO0129	01/01/2019	10 years from date of purchase	1,000	154.04	Floating
EDO0229	02/01/2019	10 years from date of purchase	1,000	100.75	Floating
EDO0329	03/01/2019	10 years from date of purchase	1,000	82.51	Floating
EDO0429	04/01/2019	10 years from date of purchase	1,000	89.35	Floating
EDO0529	05/01/2019	10 years from date of purchase	1,000	105.29	Floating
EDO0629	06/01/2019	10 years from date of purchase	1,000	103.48	Floating
EDO0729	07/01/2019	10 years from date of purchase	1,000	155.07	Floating
EDO0829	08/01/2019	10 years from date of purchase	1,000	166.24	Floating
EDO0929	09/01/2019	10 years from date of purchase	1,000	162.41	Floating
EDO1029	10/01/2019	10 years from date of purchase	1,000	182.37	Floating
EDO1129	11/01/2019	10 years from date of purchase	1,000	164.71	Floating
EDO1229	12/01/2019	10 years from date of purchase	1,000	187.19	Floating
TOTAL			66,000	5,578.87

ROD1028	10/01/2016	12 years from date of purchase	500	0.28	Floating
ROD1128	11/01/2016	12 years from date of purchase	500	0.61	Floating
ROD1228	12/01/2016	12 years from date of purchase	500	0.61	Floating
ROD0129	01/01/2017	12 years from date of purchase	500	0.47	Floating
ROD0229	02/01/2017	12 years from date of purchase	500	0.45	Floating
ROD0329	03/01/2017	12 years from date of purchase	500	0.64	Floating
ROD0429	04/01/2017	12 years from date of purchase	500	0.44	Floating
ROD0529	05/01/2017	12 years from date of purchase	500	0.56	Floating
ROD0629	06/01/2017	12 years from date of purchase	500	0.54	Floating
ROD0729	07/01/2017	12 years from date of purchase	500	0.54	Floating
ROD0829	08/01/2017	12 years from date of purchase	500	0.59	Floating
ROD0929	09/01/2017	12 years from date of purchase	500	0.66	Floating
ROD1029	10/01/2017	12 years from date of purchase	500	0.73	Floating
ROD1129	11/01/2017	12 years from date of purchase	500	1.02	Floating
ROD1229	12/01/2017	12 years from date of purchase	500	1.38	Floating
ROD0130	01/01/2018	12 years from date of purchase	500	1.51	Floating
ROD0230	02/01/2018	12 years from date of purchase	500	1.24	Floating
ROD0330	03/01/2018	12 years from date of purchase	500	1.29	Floating
ROD0430	04/01/2018	12 years from date of purchase	500	0.94	Floating
ROD0530	05/01/2018	12 years from date of purchase	500	1.15	Floating
ROD0630	06/01/2018	12 years from date of purchase	500	1.07	Floating
ROD0730	07/01/2018	12 years from date of purchase	500	1.28	Floating
ROD0830	08/01/2018	12 years from date of purchase	500	1.32	Floating
ROD0930	09/01/2018	12 years from date of purchase	500	1.45	Floating
ROD1030	10/01/2018	12 years from date of purchase	500	1.28	Floating
ROD1130	11/01/2018	12 years from date of purchase	500	1.80	Floating

ROD1230	12/01/2018	12 years from date of purchase	500	1.59	Floating
ROD0131	01/01/2019	12 years from date of purchase	500	1.41	Floating
ROD0231	02/01/2019	12 years from date of purchase	500	1.41	Floating
ROD0331	03/01/2019	12 years from date of purchase	500	1.66	Floating
ROD0431	04/01/2019	12 years from date of purchase	500	1.59	Floating
ROD0531	05/01/2019	12 years from date of purchase	500	1.80	Floating
ROD0631	06/01/2019	12 years from date of purchase	500	1.62	Floating
ROD0731	07/01/2019	12 years from date of purchase	500	3.30	Floating
ROD0831	08/01/2019	12 years from date of purchase	500	6.04	Floating
ROD0931	09/01/2019	12 years from date of purchase	500	6.52	Floating
ROD1031	10/01/2019	12 years from date of purchase	500	6.37	Floating
ROD1131	11/01/2019	12 years from date of purchase	500	7.32	Floating
ROD1231	12/01/2019	12 years from date of purchase	500	9.05	Floating
TOTAL			19,500	73.52

(1)         A series with a maturity date expressed as being a date falling a specified time after the “date of purchase” will be sold to purchasers within the month following its stated issue date and will be repayable on that maturity date.

Source:  Ministry of Finance

State Treasury External Debt
With a maturity at issuance of more than one year

	As of December 31, 2019
				Principal Amount
	Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	Interest Rate(1)
				(U.S.$ millions)
¥6.8 billion 2.6475% Notes	JPY	2004	2034	62.60	—	2.6475
¥16.8 billion 3.22% Notes	JPY	2004	2034	154.65	—	3.220
EUR 5.25 billion 4.2% Notes	EUR	2005	2020	5,887.02	—	4.200
EUR 500 million 4.45% Notes	EUR	2005	2035	560.67	—	4.450
EUR 500 million 4.25% Notes	EUR	2005	2055	560.67	—	4.250
$100 million 5.408% Notes	USD	2005	2035	100.00	—	5.408
¥50 billion 2.24% Notes	JPY	2005	2021	460.27	—	2.240
¥60 billion 2.62% Notes	JPY	2006	2026	552.32	—	2.620
EUR 1.5 billion 4.5% Notes	EUR	2007	2022	1,682.00	—	4.500
¥50 billion 2.81% Notes	JPY	2007	2037	460.27	—	2.810
¥25 billion 3.3% Notes	JPY	2008	2038	230.13	—	3.300
EUR 410 million 5.125% Notes	EUR	2009	2024	459.75	—	5.125
EUR 3 billion 5.25% Notes	EUR	2010	2025	3,364.01	—	5.250
EUR 2.0 billion 4.0% Notes	EUR	2010	2021	2,242.67	—	4.000
¥28 billion 3.0% Notes	JPY	2011	2026	257.75	—	3.000
$2.0 billion 5.125% Notes	USD	2011	2021	1,721.00	—	5.125
EUR 460 million 5.361% Notes	EUR	2011	2026	515.81	—	5.361
$3.0 billion 5.0% Notes	USD	2011	2022	3,000.00	—	5.000
EUR 527 million 4.814% Notes	EUR	2012	2022	590.94	—	4.814
EUR 1.5 billion 3.75% Notes	EUR	2012	2023	1,682.00	—	3.750
$2.0 billion 3.0% Notes	USD	2012	2023	2,000.00	—	3.000
EUR 2.5 billion 3.375% Notes	EUR	2012	2024	2,803.34	—	3.375
¥10 billion 2.5% Notes	JPY	2012	2027	92.05	—	2.500
EUR 300 million 3.3% Notes	EUR	2013	2033	336.40	—	3.300
¥10 billion 0.91% Notes	JPY	2013	2020	92.05	—	0.910
EUR 2.0 billion 3.0% Notes	EUR	2014	2024	2,242.67	—	3.000
$2.0 billion 4.0% Notes	USD	2014	2024	2,000.00	—	4.000
EUR 300 million 3.272% Notes	EUR	2014	2034	336.40	—	3.272
CHF 500 million 1.0% Notes	CHF	2014	2021	516.27	—	1.000
EUR 1.0 billion 0.875% Notes	EUR	2015	2027	1,121.34	—	0.875
EUR 1.0 billion 1.5% Notes	EUR	2015	2025	1,121.34	—	1.500
EUR 1.75 billion 0.875% Notes	EUR	2015	2021	1,962.34	—	0.875
EUR 1.0 billion 1.5% Notes	EUR	2016	2026	1,121.34	—	1.500
EUR 2.0 billion 2.375% Notes	EUR	2016	2036	2,242.67	—	2.375
$ 1.75 billion 3.25% Notes	USD	2016	2026	1,750.00	—	3.250
EUR 750 million 1.0% Notes	EUR	2016	2028	841.00	—	1.000
EUR 500 million 2.0% Notes	EUR	2016	2046	560.67	—	2.000
EUR 750 million 0.5% Notes	EUR	2016	2021	841.00	—	0.500
EUR 1.0 billion 1.375% Notes	EUR	2017	2027	1,121.34	—	1.375
EUR 1.0 billion 1.125% Notes	EUR	2018	2026	1,121.34	—	1.125
EUR 1.5 billion 1.0% Notes	EUR	2019	2029	1,682.00	—	1.000
EUR 0.5 billion 2.0% Notes	EUR	2019	2049	560.67	—	2.000

European Investment Bank (1.9949)	EUR	1998	2022	39,84	—	5.45
European Investment Bank (20.574)	EUR	2000	2020	1,77	—	4.62
European Investment Bank (21.223)	EUR	2001	2020	3,67	—	4,13
European Investment Bank (21.153)	EUR	2001	2020	13,19	—	4,69
European Investment Bank (21.229)	EUR	2001	2020	12,20	—	4,03
European Investment Bank (21.424)	EUR	2001	2031	140,89	—	4.53
European Investment Bank (21.605)	EUR	2002	2026	31,26	—	4.22
European Investment Bank (22.290)	EUR	2003	2030	297,44	—	4.58
European Investment Bank (22.070)	EUR	2003	2032	38,50	—	4.59
European Investment Bank (22.896)	EUR	2004	2025	66,08	—	4.21
European Investment Bank (23.715)	EUR	2006	2027	198,94	—	4.53
European Investment Bank (24.128)	EUR	2007	2042	178,05	—	2,36
European Investment Bank (25.093)	EUR	2009	2019	140,17		0,00
European Investment Bank (25.771-01)	EUR	2010	2020	672,80		0,00
European Investment Bank (25.771-02)	EUR	2011	2025	672,80	—	3.72
European Investment Bank (25.771-03)	EUR	2013	2027	269,12		0.039
European Investment Bank (31.785)	EUR	2011	2021	—	269,12	Floating 1st tranche (EURIBOR 6M+0.341%) 2nd tranche (EURIBOR 6m+1.27%)

European Investment Bank (31.786)	EUR	2011	2021	—	504,60		Floating 1st tranche (EURIBOR 6M+0.341%) 2nd tranche (EURIBOR 6m+1.27%)
European Investment Bank (31.788)	EUR	2012	2020	—	84,10		Floating (EURIBOR 6M+1.22%)
European Investment Bank (31.788)	EUR	2012	2027	109,02	—		0,042
European Investment Bank (82.117-01)	EUR	2013	2027	201,84	—		0,039
European Investment Bank (82.824)	EUR	2013	2028	322,94	—		0,069
European Investment Bank (82,117—03)	EUR	2015	2035	217,47	—		0.00
European Investment Bank (82.825)	EUR	2013	2028	329,67	—		0,069
European Investment Bank (83.450)	EUR	2015	2030	134,56	—		0,00
European Investment Bank (84.252)	EUR	2015	2030	—	583,10		Floating (EURIBOR 6M-0.027%)
European Investment Bank (84.361)	EUR	2016	2031	784,94	—		0.041%
European Investment Bank (84.627)	EUR	2015	2030	—	470,96		Floating (EURIBOR 6M-0.026%)
European Investment Bank (84.726)	EUR	2016	2041	87,46	—		0.011
European Investment Bank (85.057)	EUR	2016	2031	145,77	—		0.011
European Investment Bank (87.473)	EUR	2017	2028	342,01	—		0,761
European Investment Bank (87.474)	EUR	2017	2028	476,57	—		0,761
European Investment Bank (87.502)	EUR	2017	2028	470,96	—		1,341
European Investment Bank (87.853)	EUR	2018	2034	145,77	—		0,028
European Investment Bank (88.145)	EUR	2019	2030	101,70	—		0,227
European Investment Bank (89.147)	EUR	2019	2029	190,63	—		0,172
European Investment Bank (90.646)	EUR	2019	2029	342,01	—		0,172
World Bank (7358)	EUR	2006	2020	—	7.89	(3)	Floating (LIBOR 6M+0.52%)
World Bank (7384)	EUR	2006	2021	—	24.84	(3)	Floating (LIBOR 6M+0.52%)
World Bank (7436)	EUR	2007	2021	—	44.28	(3)	Floating (LIBOR 6M+0.52%)
World Bank (7626)	EUR	2008	2038	—	830.91	(3)	Floating (LIBOR 6M+0.52%)
World Bank (77330)	EUR	2009	2039	—	874.64	(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (79490)	EUR	2010	2030	—	905.48	(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (80700)	EUR	2011	2031	—	841.00	(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (81860)	EUR	2012	2032	—	841.00	(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (82730)	EUR	2013	2031	—	1,031.63	(3)	Floating (LIBOR 6M+Variable Spread)

World Bank (83840)	EUR	2014	2042	—		784.94	(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (85220)	EUR	2015	2045	—		1,024.44	(3)	Floating (LIBOR 6M+Variable Spread)
World Bank (8524)	EUR	2016	2023	—		92.47	(3)	Floating (LIBOR 6M+Variable Spread)

Council of Europe Development Bank (1497 - 1)	EUR	2005	2020	—		0.56	(3)	Floating (EURIBOR 6M+0.07%)
Council of Europe Development Bank (1497 -2)	EUR	2005	2020	—		0.28	(3)	Floating (EURIBOR 3M+0.06%)
Council of Europe Development Bank (1497 - 3)	EUR	2006	2021	3.92	(3)	—		4.29%
Council of Europe Development Bank (1535 - 1)	EUR	2008	2033	—		0.87	(3)	Floating (EURIBOR 3M+0.09%)
Council of Europe Development Bank (1535 - 2)	EUR	2009	2024	—		2.80	(3)	Floating (EURIBOR 3M+0.81%)
Council of Europe Development Bank (1535 - 3)	EUR	2010	2025	—		4.71	(3)	Floating (EURIBOR 3M+0.51%)
Council of Europe Development Bank (1535 - 4)	EUR	2012	2032	—		5.83	(3)	Floating (EURIBOR 3M+1.63%)
Council of Europe Development Bank (1535 - 5)	EUR	2012	2027	—		16.15	(3)	Floating (EURIBOR 3M+1.06%)
Council of Europe Development Bank (1535 - 6)	EUR	2013	2033	—		41.86	(3)	Floating (EURIBOR 3M+0.89%)
Council of Europe Development Bank (1535 - 7)	EUR	2014	2034	—		44.85	(3)	Floating (EURIBOR 3M+0.71%)
Council of Europe Development Bank (1535 - 8)	EUR	2015	2035	—		56.07	(3)	Floating (EURIBOR 3M+0.39%)
Council of Europe Development Bank (1535 - 9)	EUR	2016	2031	—		20.28	(3)	Floating (EURIBOR 3M+0.39%)
Council of Europe Development Bank (1535 - 10)	EUR	2019	2034	—		1.12	(3)	Floating (EURIBOR 3M+0.17%)
Council of Europe Development Bank (1866 - 1)	EUR	2017	2036	—		15.70	(3)	Floating (EURIBOR 3M+0.38%)
Council of Europe Development Bank (1866 - 2)	EUR	2018	2038	22.43	(3)	—		1.46%
Total				58,217.16		9,425.48

Source:  Ministry of Finance

In this table “EUR” means Euro. “U.S.$” means United States dollar. “JPY” means Japanese yen and “CHF” means Swiss franc.

(1)         The interest rate on floating rate external debt is reset periodically by reference to a number of different bases.

(2)         External debt payable to international finance institutions is generally payable in installments over the life of the loans; the remainder is repayable in a single installment at maturity.

(3)         The exchange rate as of December 31. 2019.

*                 VSL - LIBOR-Based Variable Spread Loan - based on 6-month LIBOR in each currency valued on the relevant rate-setting date

State Guarantees and Sureties

With a maturity at issuance of more than one year

	As of December 31, 2019
	Maturities
	2019	2020	2021	2022	2023	2024
	(PLN millions)
Foreign guarantees	3 292,2	3 132,9	3 250,5	3 359,9	3 304,5	3 404,6
Domestic sureties and guarantees	435,2	485,5	437,3	5 687,3	1 104,7	1 380,8
Total	3 727,5	3 618,5	3 687,8	9 047,2	4 409,2	4 785,4

Source:  Ministry of Finance

ISSUER

The State Treasury of the Republic of Poland

Ministry of Finance
ul. Świętokrzyska 12
00-916Warsaw
Poland

FISCAL AGENT

Citibank, N.A., London Branch

Citigroup Centre
Canada Square
London E14 5LB
United Kingdom

LEGAL ADVISERS

To the Republic of Poland as to United States and New York State law:	To the Republic of Poland as to Polish law:

White & Case LLP	White & Case M. Studniarek i Wspólnicy Kancelaria Prawna Spółka Komandytowa

5 Old Broad Street London EC2N 1DW United Kingdom	Al. Jana Pawła II 22 00-133 Warsaw Poland

LUXEMBOURG LISTING, PAYING AND TRANSFER AGENT

Banque Internationale à Luxembourg, société anonyme

69 route d’Esch
L-2953 Luxembourg

PART II

(As required by Items (11) and (14) of Schedule B of the Securities Act of 1933)

I.                                        An itemized statement showing estimated expenses of the State Treasury, other than underwriting discounts and commissions, in connection with the offering and sale of a particular issue of securities will be provided in the post-effective amendment to the Registration Statement relating to such issue or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

II.                                   The issuer hereby agrees to furnish a copy of the opinion of the Director of the Legal Department of the Ministry of Finance, Republic of Poland as to the legality of each issue of the securities in post-effective amendments to this Registration Statement or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement, in each case together with a translation, where necessary, into the English language.

UNDERTAKINGS

The State Treasury hereby undertakes:

(1)                                 To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)                                    to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; and

(ii)                                 to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)                             to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the State Treasury shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)                                 That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                 To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)                                 That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of:

(1)                                 Facing Sheet;

(2)                                 Cross Reference Sheet;

(3)                                 Part I, consisting of the Prospectus;

(4)                                 Part II, consisting of pages numbered II-1 through II-4; and

(5)                                 The following exhibits:

(A)                              Form of Fiscal Agency Agreement

(B)                               Form of Note (attached to the form of Fiscal Agency Agreement under A above)

(C)                               Form of Underwriting Agreement

(D)                               Legal Opinion of the Director of the Legal Department of the Ministry of Finance of the Republic of Poland as to the legality of the Securities

(E)                                Opinions of White & Case LLP, U.S. counsel, and White & Case M. Studniarek i Wspólnicy - Kancelaria Prawna Spółka Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Securities

(F)                                 The consent of the Director of the Legal Department, Ministry of Finance, Republic of Poland (included in (D))

(G)                               The consents of White & Case LLP and White & Case M. Studniarek i Wspólnicy - Kancelaria Prawna Spółka Komandytowa (included in (E))

(H)                              The consent of the Republic of Poland (included on page II-3)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in Warsaw, Poland on April 29, 2020.

THE STATE TREASURY OF THE REPUBLIC OF POLAND,

represented by the Minister of Finance

By	/s/ PIOTR NOWAK

Name:	PIOTR NOWAK(1)

Title:	Undersecretary of State in the Ministry of Finance, Republic of Poland

(1)         Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

EXHIBIT INDEX

Exhibit Number	Description

A	Form of Fiscal Agency Agreement

B	Form of Note (attached to the form of Fiscal Agency Agreement under A above)

C	Form of Underwriting Agreement

D	Legal Opinion of the Director of the Legal Department of the Ministry of Finance of the Republic of Poland

E

Opinions of White & Case LLP, U.S. counsel, and White & Case M. Studniarek i Wspólnicy - Kancelaria Prawna Spółka Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Securities

F	The consent of the Director of the Legal Department, Ministry of Finance, Republic of Poland (included in (D))

G	The consents of White & Case LLP and White & Case M. Studniarek i Wspólnicy - Kancelaria Prawna Spółka Komandytowa (included in (E))

H	The consent of the Republic of Poland (included on page II-3)